05010692

File No. 82-4668

SEC MAIL RECEIVED PROCESSING
AUG 2 2 2005
WASH. D.C. 209 SECTION

TNS House
Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

PROCESSED
AUG 2 5 2005
THOMSON
FINANCIAL

SUPPL

18 August 2005

Dear Sir/Madam

Re: Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. Taylor Nelson Sofres Services Limited – Reg no. 3848002 – Form 288c Change of Particulars for director or secretary.
2. TNS Asia Holdings Limited – Reg no. 5383612 – Form 288c Change of Particulars for director or secretary.
3. TNS Dollar Finance Limited – Reg no. 4554166 – Form 288c Change of Particulars for director or secretary.
4. TNS Field Limited – Reg no. 2597974 – Form 288c Change of Particulars for director or secretary.
5. Warebourne Limited – Reg no. 865885 – Form 288c Change of Particulars for director or secretary.
6. TNS – NFO Finance LLC – Reg no. BR008307,FC0126107 – Form 225 change of accounting reference date.
7. Schemetype Limited – Reg no. 2679478 – Form 363s Annual Return for the period ended 23 July 2005.
8. TNS Media Intelligence Limited – Reg no. 540209 – Form 363s Annual Return for the period ended 23 July 2005.
9. TNS Euro Finance Limited – Reg no. 3229747 – Form 363s Annual Return for the period ended 26 July 2005.
10. Change of Company name from TNS Nectar UK Limited to TNS-NFO UK Limited, with attached written resolutions, Memorandum and Articles of Associations.
11. TNS-NFO US Limited – Form 12 and 10, together with signed Memorandum and Articles of Association.
12. TNS-NFO LLC – Form BR1 Return delivered for registration of a branch of an overseas company, with appropriate backup documentation.
13. TNS-NFO UK Limited – Reg no. 5522068 – Form 225 Change of accounting reference date.
14. Taylor Nelson Sofres plc – Reg no. 00912624 – Form 88(2) Return of Allotment of Shares.
15. Taylor Nelson Sofres plc – Reg no. 00912624 – Form 88(2) Return of Allotment of Shares.

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith, by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully

Jackie Stevens

Enc.

tns™

Westgate
London
W5 1UA

t +44 208 967 2230
f +44 208 967 1446
sofia.bernsand@tns-global.com

Sofia Bernsand
Company Secretarial Assistant

SEC MAIL PROCESSING
RECEIVED
AUG 2 2 2005
WASH, D.C. 209 SECTION

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

Via Securicor Diamond

1 August 2005

Dear Sir/Madam

Change or Particulars

Please find enclosed a signed Forms 288c in regards to the change of spelling to Mr Paul Wright's home address for the below listed companies.

Taylor Nelson Sofres Services Limited	3848002
TNS Asia Holdings Limited	5383612
TNS Dollar Finance Limited	4554166
TNS Field Ltd	2597974
Warebourne Limited	865885

Please acknowledge that the documents have been successfully accepted for Companies House filing purposes by stamping and returning the enclosed duplicates of this letter in the enclosed stamped addressed envelopes.

Yours faithfully

Sofia Bernsand
Company Secretarial Assistant

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States

F/N: [illegible]

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

SEC MAIL RECEIVED PROCESSING AUG 2 2 2005 WASH, DC 209 SECTION

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number 3848002

Company Name in full Taylor Nelson Sofres Services Limited

Changes of particulars form

Complete in all cases

Date of change of particulars: Day 29 Month 07 Year 2005

Name *Style / Title: Mr *Honours etc:

Forename(s): Paul Simon Kent

Surname: Wright

† Date of Birth: Day 02 Month 12 Year 1957

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*

Lees Rigg, Green North Road, Jordan

Post town: Beaconsfield

County / Region: Buckinghamshire Postcode: HP9 2SX

Country: UK

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

Other change *(please specify)*

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 1/8/2005

(**director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
**Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

S.Bernsand, Taylor Nelson Sofres Plc
TNS House,Westgate,London
LondonW51UA Tel
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form April 2002

F/N: 82-4668

Companies House
— for the record —

288c

Please complete in typescript, or in bold black capitals.

CHWP000

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number 5383612

Company Name in full TNS Asia Holdings Limited

Changes of particulars form

Complete in all cases

Date of change of particulars: Day 29 Month 07 Year 2005

Name *Style / Title: Mr *Honours etc:

Forename(s): Paul Simon Kent

Surname: Wright

† Date of Birth: Day 02 Month 12 Year 1957

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*

Lees Rigg, Green North Road, Jordan

Post town: Beaconsfield

County / Region: Buckinghamshire Postcode: HP9 2SX

Country: UK

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

Other change *(please specify)*

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 1/8/2005

(** director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
**Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

S.Bernsand, Taylor Nelson Sofres Plc
TNS House,Westgate,London
LondonW51UA Tel
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form April 2002

F/N: 82-4668

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number 4554166

Company Name in full TNS Dollar Finance Limited

Changes of particulars form

Complete in all cases

Date of change of particulars (Day Month Year): 29 07 2005

Name *Style / Title: Mr *Honours etc:

Forename(s): Paul Simon Kent

Surname: Wright

† Date of Birth (Day Month Year): 02 12 1957

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*

Lees Rigg, Green North Road, Jordan

Post town: Beaconsfield

County / Region: Buckinghamshire Postcode: HP9 2SX

Country: UK

†† **Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985** ☐

Other change *(please specify)*

A serving director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
**Delete as appropriate.

Signed [signature] **Date** 1/8/2005

(** director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

S.Bernsand, Taylor Nelson Sofres Plc
TNS House,Westgate,London
LondonW51UA Tel
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form April 2002

F/N :82-4668

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number 2597974

Company Name in full TNS Field Limited

Changes of particulars form

Complete in all cases

Date of change of particulars — Day 29, Month 07, Year 2005

Name *Style / Title: Mr   *Honours etc:

Forename(s): Paul Simon Kent

Surname: Wright

† Date of Birth — Day 02, Month 12, Year 1957

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*

Lees Rigg, Green North Road, Jordan

Post town: Beaconsfield

County / Region: Buckinghamshire   Postcode: HP9 2SX

Country: UK

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

Other change *(please specify)*

A serving director, secretary etc must sign the form below.

Signed [signature]   **Date** 1/8/2005

(**director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
**Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

S.Bernsand, Taylor Nelson Sofres Plc
TNS House,Westgate,London
LondonW51UA   Tel
DX number   DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

F/N: 82-4668

Companies House — for the record —

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 865885

Company Name in full Warebourne Limited

Changes of particulars form

Complete in all cases

Date of change of particulars (Day Month Year): 2 9 0 7 2 0 0 5

Name *Style / Title: Mr *Honours etc:

Forename(s): Paul Simon Kent

Surname: Wright

† Date of Birth (Day Month Year): 0 2 1 2 1 9 5 7

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*: Lees Rigg, Green North Road, Jordan

Post town: Beaconsfield

County / Region: Buckinghamshire Postcode: HP9 2SX

Country: UK

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

Other change *(please specify)*

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 1/8/2005

(** director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
**Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

S.Bernsand, Taylor Nelson Sofres Plc
TNS House,Westgate,London
LondonW51UA Tel
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

tns™

TNS House
Westgate
London
W5 1UA

t +44 208 967 2230
f +44 208 967 1446
sofia.bernsand@tns-global.com

Sofia Bernsand
Company Secretarial Assistant

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

Via Securicor Diamond

1 August 2005

Dear Sir/Madam

Form 225

Please find enclosed a signed Forms 225c in regards to changing the accounting reference date for TNS-NFO Finance LLC (branch number BR008307 and company number FC026107).

Please acknowledge that the documents have been successfully accepted for Companies House filing purposes by stamping and returning the enclosed duplicates of this letter in the enclosed stamped addressed envelopes.

Yours faithfully

Sofia Bernsand
Company Secretarial Assistant

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States

F/N: 82-4668

Companies House
— for the record —

225

Change of accounting reference date

Please complete in typescript, or in bold black capitals
CHWP000

Company Number BR008307, FC026107

Company Name in Full TNS - NFO Finance LLC

	Day	Month	Year
The accounting reference period ending	30	11	2006
is **shortened** ☑ **extended** ☐ so as to end on (please tick appropriate box)	31	12	2005

Subsequent periods will end on the same day and month in future years.

If extending more than once in five years, please indicate in the box the number of the provision listed in note c. on which you are relying.

NOTES

You may use this form to change the accounting date relating to either the current or the immediately previous accounting period.

a. You **may not** change a period for which the accounts are already overdue.

b. You **may not** extend a period beyond 18 months unless the company is subject to an administration order.

c. You **may not** extend periods more than once in five years unless:

1. the company is subject to an administration order, or
2. you have the specific approval of the Secretary of State, (please enclose a copy), or
3. you are extending the company's accounting reference period to align with that of a parent or subsidiary undertaking established in the European Economic Area, or
4. the form is being submitted by an oversea company.

Signed [signature] **Date** 1/8/2005

† Please delete as appropriate

† a director / secretary / administrator / administrative receiver / receiver and manager / receiver (Scotland) / person authorised on behalf of an oversea company

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

S. Bernsand, c/o Taylor Nelson Sofres plc
TNS House, Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB **DX 235 Edinburgh**
for companies registered in Scotland **or LP - 4 Edinburgh 2**

10/03

Westgate
London
W5 1UA

t +44 208 967 2230
f +44 208 967 1446
sofia.bernsand@tns-global.com

Sofia Bernsand
Company Secretarial Assistant

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

VIA Securicor Diamond

5 August 2005

Dear Sir/Madam

Schemetype Limited registered no. 2679478
Annual return for the period ended 23 July 2005

TNS Media Intelligence Limited registered no. 540209
Annual return for the period ended 23 July 2005

TNS Euro Finance Limited registered no. 3229747
Annual return for the period ended 26 July 2005

I enclose duly completed and signed forms 363s annual return for the above-named companies together with a cheque for £90.00, being the filing fee due for the above companies.

Please acknowledge that the above documents have been accepted and successfully filed by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

Sofia Bernsand
Company Secretarial Assistant

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States

x:\users\companysecretarial 050101\companies house\050805_form 363s.doc

F/N: 82-4668

Companies House

— for the record —

Company Name
SCHEMETYPE LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Private Company Limited By Shares
Company Number
2679478
Information extracted from Companies House records on 25th June 2005

Section 1: Company details

Ref: 2679478/03/10	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Tns House Westgate London W5 1UA	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** At Registered Office	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Not Applicable	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for*	**SIC Code** **Description** 6523 Other financial intermediation	**SIC CODE** **Description**

Section 2: Details of Officers of the Company

	Current details	Amended details
> Company Secretary *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** Ian John PORTAL **Address** 8 Shakespeare Road Harpenden Hertfordshire AL5 5ND	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode ____ ___ Date of change __ / __ / ____ Date Ian John PORTAL ceased to be secretary (if applicable) __ / __ / ____
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Andrew Kenneth BOLAND **Address** 25 Chessfield Park Little Chalfont Amersham Buckinghamshire HP6 6RU **Date of birth** 01/12/1969 **Nationality** British **Occupation** Finance Direct	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date Andrew Kenneth BOLAND ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Antony Brian COWLING **Address** 4 Links Road Epsom Surrey KT17 3PS **Date of birth** 02/01/1936 **Nationality** British **Occupation** Director	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth / / Nationality Occupation Date of change / / Date Antony Brian COWLING ceased to be director (if applicable) / /
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** David Soutar LOWDEN **Address** The Squirrels Riversdale Bourne End Buckinghamshire SL8 5EB **Date of birth** 16/08/1957 **Nationality** British **Occupation** Accountant	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth / / Nationality Occupation Date of change / / Date David Soutar LOWDEN ceased to be director (if applicable) / /

Company Number - 2679478

Section 3: Share Capital

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary	Class of share
	Nominal value of each share £1.00	Nominal value of each share
	Number of shares issued 2	Number of shares issued
	Aggregate Nominal Value of issued shares £2.00	Aggregate Nominal Value of issued shares
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 2	Total number of shares issued
	Total Nominal value of shares issued £2.00	Total Nominal value of shares issued

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

Section 4: Details of Shareholders

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder Name** TAYLOR NELSON SOFRES PLC **Address** Westgate London W5 1UA **Shares held** *Class* *Number* Ordinary 1	Name ____ Address ____ ____ ____ UK Postcode ____ ___ **Shares held** *Class* *Number* ____ ____ ____ ____	**Shares transferred by** **TAYLOR NELSON SOFRES PLC** *Class* *Number* *Date of transfer* ____ ____ __/__/____ ____ ____ __/__/____
> **Shareholder Name** TAYLOR NELSON SOFRES INTERNATIONAL LTD **Address** Westgate London W5 1UA **Shares held** *Class* *Number* Ordinary 1	Name ____ Address ____ ____ ____ UK Postcode ____ ___ **Shares held** *Class* *Number* ____ ____ ____ ____	**Shares transferred by** **TAYLOR NELSON SOFRES INTERNATIONAL LTD** *Class* *Number* *Date of transfer* ____ ____ __/__/____ ____ ____ __/__/____

Section 5: Details of Other Shareholders

> Please fill in details of any persons or corporate bodies who are shareholders of the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Company Number - 2679478

Companies House
— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature [signature] (~~Director~~ / Secretary)

Date 17, 07, 2005

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to *23/7/2005*

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **23rd July 2006** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name Sofia Bernsand

Telephone number *inc code* 0208 9672230

Address
TNS House
Westgate
London

Postcode W5 1UA

DX number *if applicable*

DX exchange

Companies House
— for the record —

Company Name
TNS MEDIA INTELLIGENCE LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Private Company Limited By Shares
Company Number
540209
Information extracted from Companies House records on
25th June 2005

Section 1: Company details

Ref: 540209/03/10	Current details		Amended details	
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Tns House Westgate London W5 1UA**		Address UK Postcode	
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held At Registered Office**		Address UK Postcode	
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**At Registered Office**		Address UK Postcode	
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**SIC Code**	**Description**	**SIC CODE**	**Description**
	9305	**Other service activities n.e.c.**		
	7487	**Other business activities**		
> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*				

Section 2: Details of Officers of the Company

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** **Ian John PORTAL** **Address** **8 Shakespeare Road** **Harpenden** **Hertfordshire** **AL5 5ND**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ____ ___ Date of change __ / __ / ____ Date Ian John PORTAL ceased to be secretary (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Jean Michel PORTAIL** **Address** **4 Rue Francois Couperin** **Noisy Le Roi** **78590** **France** **Date of birth** **25/02/1947** **Nationality** **French** **Occupation** **Managing Director**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Jean Michel PORTAIL ceased to be director (if applicable) __ / __ / ____

363s Annual Return Declaration

Companies House — for the record —

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature [signature] ~~(Director~~ / Secretary)

Date 17/07/2005

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to *23/7/2005*

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **23rd July 2006** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: Sofia Bernsand

Telephone number *inc code*: 0208 9672230

Address: TNS House, Westgate, London

DX number *if applicable*:

DX exchange:

Postcode: W5 1UA

> **Director**
> *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*
>
> *Particulars of a new Director must be notified on form 288a.*

Current details	Amended details
Name Jean Michel PORTIER	Name ______
	[ ] Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
Address 84 Rue De Longchamp, Paris 75016, France	Address ______ ______ ______
	UK Postcode
Date of birth 02/06/1952	Date of birth / /
Nationality French	Nationality ______
Occupation None	Occupation ______
	Date of change / /
	Date Jean Michel PORTIER ceased to be director (if applicable) / /

Section 3: Share Capital

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary	Class of share
	Nominal value of each share £1.00	Nominal value of each share
	Number of shares issued 50,000	Number of shares issued
	Aggregate Nominal Value of issued shares £50,000.00	Aggregate Nominal Value of issued shares
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 50,000	Total number of shares issued
	Total Nominal value of shares issued £50,000.00	Total Nominal value of shares issued

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

Section 4: Details of Shareholders

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details		Amended details		Shares transferred		
> **Shareholder Name** TNS UK LIMITED		Name				
Address Westgate London W5 1UP		Address		Shares transferred by TNS UK LIMITED		
		UK Postcode				
Shares held		**Shares held**				
Class	*Number*	*Class*	*Number*	*Class*	*Number*	*Date of transfer*
Ordinary	50000					/ /
						/ /

Section 5: Details of Other Shareholders

> Please fill in details of any persons or corporate bodies who are shareholders of the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

363s Annual Return Declaration

Companies House — for the record —

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature [signature] Date 19,07,2005

~~(Director~~ / Secretary)

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to *23/7/2005*

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **23rd July 2006** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: Sofia Bernsand

Telephone number *inc code*: 0208 9672230

Address: TNS House, Westgate, London

DX number *if applicable*: __ __ __ __ __ __

DX exchange: ______

Postcode: W5 1UA

Companies House
— for the record —

Company Name
TNS EURO FINANCE LIMITED

363s Annual Return

SEC MAIL PROCESSING RECEIVED AUG 22 2005 W.D.C. 209 SECTION

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Private Company Limited By Shares

Company Number
3229747

Information extracted from Companies House records on
2nd July 2005

Section 1: Company details

Ref: 3229747/03/10	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Tns House Westgate London W5 1UA	Address ___ ___ ___ UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** At Registered Office	Address ___ ___ ___ UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Not Applicable	Address ___ ___ ___ UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	**SIC Code** **Description** 7413 Market research, opinion polling	**SIC CODE** **Description**

Section 2: Details of Officers of the Company

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** Ian John PORTAL **Address** 8 Shakespeare Road Harpenden Hertfordshire AL5 5ND	Name ____________________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____________________ ____________________ ____________________ UK Postcode ⌴⌴⌴⌴ ⌴⌴⌴ Date of change ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Date Ian John PORTAL ceased to be secretary (if applicable) ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Michael Godfrey GORTON **Address** Mead House Aston Rowant Oxon OX9 5SN **Date of birth** 11/01/1942 **Nationality** British **Occupation** Manager	Name ____________________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____________________ ____________________ ____________________ UK Postcode ⌴⌴⌴⌴ ⌴⌴⌴ Date of birth ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Nationality ____________________ Occupation ____________________ Date of change ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Date Michael Godfrey GORTON ceased to be director (if applicable) ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Michael Anthony KIRKHAM	Name ______
	Address 37 St James Avenue Hampton Hill Middlesex TW12 1HH	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______
	Date of birth 19/06/1946	UK Postcode ____ ___
Particulars of a new Director must be notified on form 288a.	**Nationality** British	Date of birth __ / __ / ____
	Occupation Market Research	Nationality ______
		Occupation ______
		Date of change __ / __ / ____
		Date Michael Anthony KIRKHAM ceased to be director (if applicable) __ / __ / ____

Section 3: Share Capital

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary	Class of share
	Nominal value of each share £1.00	Nominal value of each share
	Number of shares issued 1	Number of shares issued
	Aggregate Nominal Value of issued shares £1.00	Aggregate Nominal Value of issued shares
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 1	Total number of shares issued
	Total Nominal value of shares issued £1.00	Total Nominal value of shares issued

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder** **Name** TAYLOR NELSON SOFRES PLC	Name ______	
Address Westgate London W5 1UA	Address ______ ______ ______ UK Postcode	**Shares transferred by** **TAYLOR NELSON SOFRES PLC**
Shares held *Class* *Number* Ordinary 1	**Shares held** *Class* *Number*	*Class* *Number* *Date of transfer* __/__/____ __/__/____

> Please fill in details of any persons or corporate bodies who are shareholders of the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Company Number - 3229747

Companies House
— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature ______________ (~~Director~~ / Secretary)

Date 19/07/2005

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to *26/7/2005*

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **26th July 2006** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name ______________

Telephone number *inc code*

Address ______________

DX number *if applicable*

DX exchange ______________

Postcode

TNS House
Westgate
London
W5 1UA

t +44 208 967 2230
f +44 208 967 1446
sofia.bernsand@tns-global.com

Sofia Bernsand
Company Secretarial Assistant

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

VIA Securicor Diamond

8 August 2005

Dear Sir/Madam

Change of Company name

Please find enclosed a written resolutions in regards to the change of company name for TNS Nectar UK Limited to TNS-NFO UK Limited together with a copy of the Memorandum and Articles of Associations reflecting the new company names and the filing fee of £10.

Please acknowledge safe receipt of the enclosed together with by stamping and returning the enclosed duplicates of this letter in the enclosed stamped addressed envelopes.

Yours faithfully

Sofia Bernsand
Company Secretarial Assistant

Encls.
cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States **BY DHL**

Zafar Aziz, Bank of New York (London) - 020 7964 6028
Robert Goad, Bank of New York (US) – 001 212 571 3051

x:\users\companysecretarial 050101\companies house\050808_let.doc

F/N: 82-4668

TNS Nectar UK Limited (the "Company")
Registered Number 5522068

WRITTEN RESOLUTION

The undersigned, being the sole members of the Company entitled to attend and vote at General Meetings of the Company HEREBY RESOLVES that, in accordance with Article 28 of Table A 1985 as it applies to the Company, the Company name be changed to TNS-NFO UK Limited.

P&K Wright
....
for and behalf of TNS-Nectar Inc

Date 3 August 2005

F/N : 82-4668

THE COMPANIES ACTS 1985 TO 1989

PRIVATE COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION OF

TNS-NFO UK LIMITED
(the "Company")

1 PRELIMINARY

1.1 The regulations contained in Table A in the Schedule to the Companies (Tables A to F) Regulations 1985 (SI 1985 No. 805) as amended by the Companies (Tables A to F) (Amendment) Regulations 1985 (SI 1985 No. 1052) (such Table being hereinafter called "**Table A**") shall apply to the Company save in so far as they are excluded or varied hereby and such regulations (save as so excluded or varied) and the Articles hereinafter contained shall be the Articles of Association of the Company.

1.2 In these Articles the expression "**the Act**" means the Companies Act 1985, but so that any reference in these Articles to any provision of the Act shall be deemed to include a reference to any statutory modification or re-enactment of that provision for the time being in force.

2 ALLOTMENT OF SHARES

2.1 Shares which are comprised in the authorised share capital with which the Company is incorporated shall be under the control of the directors who may (subject to section 80 of the Act and to Article 2.3 below) allot, grant options over or otherwise dispose of the same, to such persons, on such terms and in such manner as they think fit.

2.2 In accordance with section 91(1) of the Act sections 89(1) and 90(1) to (6) (inclusive) of the Act shall not apply to the Company.

2.3 The directors are generally and unconditionally authorised for the purposes of section 80 of the Act to exercise any power of the Company to allot and grant rights to subscribe for or convert securities into shares of the Company up to the amount of the authorised share capital with which the Company is incorporated at any time or times during the period of five years from the date of incorporation and the directors may, after that period, allot any shares or grant any such rights under this authority in pursuance of an offer or agreement so to do made by the Company within that period. The authority hereby given

The Company changed its name from TNS Nectar UK Limited to TNS-NFO UK Limited on the 4 August 2005

may at any time (subject to the said section 80) be renewed, revoked or varied by ordinary resolution.

3 SHARES

3.1 The lien conferred by regulation 8 in Table A shall attach also to fully paid-up shares, and the Company shall also have a first and paramount lien on all shares, whether fully paid or not, standing registered in the name of any person indebted or under liability to the Company, whether he shall be the sole registered holder thereof or shall be one of two or more joint holders, for all moneys presently payable by him or his estate to the Company. Regulation 8 in Table A shall be modified accordingly.

3.2 The liability of any member in default in respect of a call shall be increased by the addition at the end of the first sentence of regulation 18 in Table A of the words "and all expenses that may have been incurred by the Company by reason of such non-payment".

4 GENERAL MEETINGS AND RESOLUTIONS

4.1 Every notice convening a general meeting shall comply with the provisions of section 372(3) of the Act as to giving information to members in regard to their right to appoint proxies.

4.2 No business shall be transacted at any general meeting unless a quorum is present. Subject to Article 4.3 below, two persons entitled to vote upon the business to be transacted, each being a member or a proxy for a member or a duly authorised representative of a corporation, shall be a quorum.

4.3 If and for so long as the Company has only one member, that member present in person or by proxy or (if that member is a corporation) by a duly authorised representative shall be a quorum.

4.4 If a quorum is not present within half an hour from the time appointed for a general meeting the general meeting shall stand adjourned to the same day in the next week at the same time and place or to such other day and at such other time and place as the directors may determine; and if at the adjourned general meeting a quorum is not present within half an hour from the time appointed therefor such adjourned general meeting shall be dissolved.

4.5 Regulations 40 and 41 in Table A shall not apply to the Company.

4.6 If and for so long as the Company has only one member and that member takes any decision which is required to be taken in general meeting or by means of a written resolution, that decision shall be as valid and effectual as if agreed by the Company in general meeting, subject as provided in Article 4.8 below.

4.7 Any decision taken by a sole member pursuant to Article 4.6 above shall be recorded in writing and delivered by that member to the Company for entry in the Company's minute book.

The Company changed its name from TNS Nectar UK Limited to TNS-NFO UK Limited on the 4 August 2005.

4.8 Resolutions under section 303 of the Act for the removal of a director before the expiration of his period of office and under section 391 of the Act for the removal of an auditor before the expiration of his period of office shall only be considered by the Company in general meeting.

4.9 A member present at a meeting by proxy shall be entitled to speak at the meeting and shall be entitled to one vote on a show of hands. In any case where the same person is appointed proxy for more than one member he shall on a show of hands have as many votes as the number of members for whom he is proxy. Regulation 54 in Table A shall be modified accordingly.

4.10 Unless resolved by ordinary resolution that regulation 62 in Table A shall apply without modification, the instrument appointing a proxy and any authority under which it is executed or a copy of such authority certified notarially or in some other way approved by the directors may be deposited at the place specified in regulation 62 in Table A up to the commencement of the meeting or (in any case where a poll is taken otherwise than at the meeting) of the taking of the poll or may be handed to the chairman of the meeting prior to the commencement of the business of the meeting.

5 APPOINTMENT OF DIRECTORS

5.1 Regulation 64 in Table A shall not apply to the Company.

5.2 The maximum number and minimum number respectively of the directors may be determined from time to time by ordinary resolution. Subject to and in default of any such determination there shall be no maximum number of directors and the minimum number of directors shall be one. Whenever the minimum number of directors is one, a sole director shall have authority to exercise all the powers and discretions by Table A and by these Articles expressed to be vested in the directors generally, and regulation 89 in Table A shall be modified accordingly.

5.3 The directors shall not be required to retire by rotation and regulations 73 to 80 (inclusive) in Table A shall not apply to the Company.

5.4 No person shall be appointed a director at any general meeting unless either:-

5.4.1 he is recommended by the directors; or

5.4.2 not less than 14 nor more than 35 clear days before the date appointed for the general meeting, notice signed by a member qualified to vote at the general meeting has been given to the Company of the intention to propose that person for appointment, together with notice signed by that person of his willingness to be appointed.

5.5 Subject to Article 5.4 above, the Company may by ordinary resolution appoint any person who is willing to act to be a director, either to fill a vacancy or as an additional director.

5.6 The directors may appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director, provided that the appointment does not cause the number of directors to exceed any number determined in accordance with Article 5.2 above as the maximum number of directors and for the time being in force.

5.7 Notwithstanding any other provision of these Articles, a majority in number of the members having a right to attend and vote at a general meeting may, by memorandum in writing signed by or on behalf of them and delivered to the Company's registered office or tendered at a meeting of the directors or at a general meeting of the Company, at any time and from time to time appoint any person to be a director (either to fill a vacancy or as an additional director) or remove any director from office (no matter how such director was appointed).

6 BORROWING POWERS

The directors may exercise all the powers of the Company to borrow money without limit as to amount and upon such terms and in such manner as they think fit, and subject (in the case of any security convertible into shares) to section 80 of the Act to grant any mortgage, charge or standard security over its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock, and other securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

7 ALTERNATE DIRECTORS

7.1 Unless otherwise determined by the Company in general meeting by ordinary resolution an alternate director shall not be entitled as such to receive any remuneration from the Company, save that he may be paid by the Company such part (if any) of the remuneration otherwise payable to his appointor as such appointor may by notice in writing to the Company from time to time direct, and the first sentence of regulation 66 in Table A shall be modified accordingly.

7.2 A director, or any such other person as is mentioned in regulation 65 in Table A, may act as an alternate director to represent more than one director, and an alternate director shall be entitled at any meeting of the directors or of any committee of the directors to one vote for every director whom he represents in addition to his own vote (if any) as a director, but he shall count as only one for the purpose of determining whether a quorum is present.

8 GRATUITIES AND PENSIONS

8.1 The directors may exercise the powers of the Company conferred by its Memorandum of Association in relation to the payment of pensions, gratuities and other benefits and shall be entitled to retain any benefits received by them or any of them by reason of the exercise of any such powers.

The Company changed its name from TNS Nooter UK Limited to TNS NFO UK Limited

8.2 Regulation 87 in Table A shall not apply to the Company.

9 PROCEEDINGS OF DIRECTORS

9.1 A director may vote, at any meeting of the directors or of any committee of the directors, on any resolution, notwithstanding that it in any way concerns or relates to a matter in which he has, directly or indirectly, any kind of interest whatsoever, and if he shall vote on any such resolution his vote shall be counted; and in relation to any such resolution as aforesaid he shall (whether or not he shall vote on the same) be taken into account in calculating the quorum present at the meeting.

9.2 Each director shall comply with his obligations to disclose his interest in contracts under section 317 of the Act.

9.3 Regulations 94 to 97 (inclusive) in Table A shall not apply to the Company.

10 THE SEAL

10.1 If the Company has a seal it shall only be used with the authority of the directors or of a committee of directors. The directors may determine who shall sign any instrument to which the seal is affixed and unless otherwise so determined it shall be signed by a director and by the secretary or second director. The obligation under regulation 6 of Table A relating to the sealing of share certificates shall apply only if the Company has a seal. Regulation 101 in Table A shall not apply to the Company.

10.2 The Company may exercise the powers conferred by section 39 of the Act with regard to having an official seal for use abroad, and such powers shall be vested in the directors.

11 NOTICES

11.1 Without prejudice to regulations 112 to 116 inclusive in Table A, the Company may give notice to a member by electronic means provided that:-

11.1.1 the member has given his consent in writing to receiving notice communicated by electronic means and in such consent has set out an address to which the notice shall be sent by electronic means; and

11.1.2 the electronic means used by the Company enables the member concerned to read the text of the notice.

11.2 A notice given to a member personally or in a form permitted by Article 11.1 above shall be deemed to be given on the earlier of the day on which it is delivered personally and the day on which it was despatched by electronic means, as the case may be.

11.3 Regulation 115 in Table A shall not apply to a notice delivered personally or in a form permitted by Article 11.1 above.

11.4 In this article "electronic" means actuated by electric, magnetic, electro-magnetic, electro-chemical or electro-mechanical energy and "by electronic means" means by any manner only capable of being so actuated.

12 INDEMNITY

12.1 Every director or other officer or auditor of the Company shall be indemnified out of the assets of the Company against all losses or liabilities which he may sustain or incur in or about the execution of the duties of his office or otherwise in relation thereto, including any liability incurred by him in defending any proceedings, whether civil or criminal, or in connection with any application under section 144 or section 727 of the Act in which relief is granted to him by the Court, and no director or other officer shall be liable for any loss, damage or misfortune which may happen to or be incurred by the Company in the execution of the duties of his office or in relation thereto. But this Article shall only have effect in so far as its provisions are not avoided by section 310 of the Act.

12.2 The directors shall have power to purchase and maintain for any director, officer or auditor of the Company insurance against any such liability as is referred to in section 310(1) of the Act.

12.3 Regulation 118 in Table A shall not apply to the Company.

13 TRANSFER OF SHARES

The directors may, in their absolute discretion and without assigning any reason therefor, decline to register the transfer of a share, whether or not it is a fully paid share, and the first sentence of regulation 24 in Table A shall not apply to the Company.

14 MEETINGS

14.1 In this Article "electronic" means actuated by electric, magnetic, electro-magnetic, electro-chemical or electro-mechanical energy and "by electronic means" means by any manner only capable of being so actuated.

14.2 A person in communication by electronic means or by telephone conference, telephone or similar communications equipment, with the chairman and with all other parties to a meeting of the directors or of a committee of the directors shall be regarded for all purposes as personally attending such a meeting provided that for so long as at such a meeting he has the ability to communicate interactively and simultaneously with all other parties attending the meeting including all persons attending by electronic means or by telephone conference, telephone or similar communications equipment.

14.3 A meeting at which one or more of the directors attends by electronic means or by telephone conference, telephone or similar communications equipment is deemed to be held at such place as the directors shall at the said meeting resolve. In the absence of a resolution as aforesaid, the meeting shall be

The Company changed its name from TNS Nectar UK Limited to TNS NEO UK Limited on the 4 August

deemed to be held at the place, if any, where a majority of the directors attending the meeting are physically present, or in default of such a majority, the place at which the chairman of the meeting is physically present.

The Company changed its name from TNS Nectar UK Limited to TNS-NFO UK Limited on the 4 August 2005

Name and address of Subscriber

TNS-Nectar Inc
2711 Centerville Road, Suite 400
Wilmington, DE 19808
US

by:

....

Title:

Dated 26 July 2005

Witness to the above Signature:-

Witness Signature: ....

Witness Name: ....

Witness Address: ....

....

....

Witness Occupation: ....

The Company changed its name from TNS Nectar UK Limited to TNS-NFO UK Limited on the 4 August 2005.

THE COMPANIES ACT 1985 TO 1989

PRIVATE COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

of

TNS-NFO UK Limited (the "Company")

1 The Company's name is "TNS-NFO UK Limited".

2 The Company's registered office is to be situated in England and Wales.

3 The object of the Company is to carry on business as a general commercial company.

4 Without prejudice to the generality of the object and the powers of the Company derived from section 3A of the Act, the Company has power to do all or any of the following things:-

4.1 purchase or by any other means acquire and take options over any property whatever, and any rights or privileges of any kind over or in respect of any property.

4.2 To apply for, register, purchase, or by other means acquire and protect, prolong and renew, whether in the United Kingdom or elsewhere, any trade marks, patents, copyrights, trade secrets, or other intellectual property rights, licences, secret processes, designs, protections and concessions and to disclaim, alter, modify, use and turn to account and to manufacture under or grant licences or privileges in respect of the same, and to expend money in experimenting upon, testing and improving any patents, inventions or rights which the Company may acquire or propose to acquire.

4.3 To acquire or undertake the whole or any part of the business, goodwill, and assets of any person, firm, or company carrying on or proposing to carry on any of the businesses which the Company is authorised to carry on and as part of the consideration for such acquisition to undertake all or any of the liabilities of such person, firm or company, or to acquire an interest in, amalgamate with, or enter into partnership or into any arrangement for sharing profits, or for co-operation, or for mutual assistance with any such person, firm or company, or for subsidising or otherwise assisting any such person, firm or company, and to give or accept, by way

The Company changed its name from TNS Nectar UK Limited to TNS-NFO UK Limited on the 4 August 2005.

of consideration for any of the acts or things aforesaid or property acquired, any shares, debentures, debenture stock or securities that may be agreed upon, and to hold and retain, or sell, mortgage and deal with any shares, debentures, debenture stock or securities so received.

4.4 To improve, manage, construct, repair, develop, exchange, let on lease or otherwise, mortgage, charge, sell, dispose of, turn to account, grant licences, options, rights and privileges in respect of, or otherwise deal with all or any part of the property and rights of the Company.

4.5 To invest and deal with the moneys of the Company not immediately required in such manner as may from time to time be determined and to hold or otherwise deal with any investments made.

4.6 To lend and advance money or give credit on any terms and with or without security to any person, firm or company (including without prejudice to the generality of the foregoing any holding company, subsidiary or fellow subsidiary of, or any other company associated in any way with, the Company), to enter into guarantees, contracts of indemnity and suretyships of all kinds, to receive money on deposit or loan upon any terms, and to secure or guarantee in any manner and upon any terms the payment of any sum of money or the performance of any obligation by any person, firm or company (including without prejudice to the generality of the foregoing any such holding company, subsidiary, fellow subsidiary or associated company as aforesaid).

4.7 To borrow and raise money in any manner and to secure the repayment of any money borrowed, raised or owing by mortgage, charge, standard security, lien or other security upon the whole or any part of the Company's property or assets (whether present or future), including its uncalled capital, and also by a similar mortgage, charge, standard security, lien or security to secure and guarantee the performance by the Company of any obligation or liability it may undertake or which may become binding on it.

4.8 To draw, make, accept, endorse, discount, negotiate, execute and issue cheques, bills of exchange, promissory notes, bills of lading, warrants, debentures, and other negotiable or transferable instruments.

4.9 To apply for, promote, and obtain any Act of Parliament, order, or licence of the Department of Trade or other authority for enabling the Company to carry any of its objects into effect, or for effecting any modification of the Company's constitution, or for any other purpose which may seem calculated directly or indirectly to promote the Company's interests, and to oppose any proceedings or applications which may seem calculated directly or indirectly to prejudice the Company's interests.

4.10 To enter into any arrangements with any government or authority (supreme, municipal, local, or otherwise) that may seem conducive to the attainment of the Company's objects or any of them, and to obtain from any such government or authority any charters, decrees, rights, privileges or concessions which the Company may think desirable and to carry out, exercise, and comply with any such charters, decrees, rights, privileges, and concessions.

4.11 To subscribe for, take, purchase, or otherwise acquire, hold, sell, deal with and dispose of, place and underwrite shares, stocks, debentures, debenture stocks, bonds, obligations or securities issued or guaranteed by any other company constituted or carrying on business in any part of the world, and debentures, debenture stocks, bonds, obligations or securities issued or guaranteed by any government or authority, municipal, local or otherwise, in any part of the world.

4.12 To control, manage, finance, subsidise, co-ordinate or otherwise assist any company or companies in which the Company has a direct or indirect financial interest, to provide secretarial, administrative, technical, commercial and other services and facilities of all kinds for any such company or companies and to make payments by way of subvention or otherwise and any other arrangements which may seem desirable with respect to any business or operations of or generally with respect to any such company or companies.

4.13 To promote any other company for the purpose of acquiring the whole or any part of the business or property or undertaking or any of the liabilities of the Company, or of undertaking any business or operations which may appear likely to assist or benefit the Company or to enhance the value of any property or business of the Company, and to place or guarantee the placing of, underwrite, subscribe for, or otherwise acquire all or any part of the shares or securities of any such company as aforesaid.

4.14 To sell or otherwise dispose of the whole or any part of the business or property of the Company, either together or in portions, for such consideration as the Company may think fit, and in particular for shares, debentures, or securities of any company purchasing the same.

4.15 To act as agents or brokers and as trustees for any person, firm or company, and to undertake and perform sub-contracts.

4.16 To remunerate any person, firm or company rendering services to the Company either by cash payment or by the allotment of shares or other securities of the Company credited as paid up in full or in part or otherwise as may be thought expedient.

4.17 To distribute among the members of the Company in kind any property of the Company of whatever nature.

4.18 To pay all or any expenses incurred in connection with the promotion, formation and incorporation of the Company, or to contract with any person, firm or company to pay the same, and to pay commissions to brokers and others for underwriting, placing, selling, or guaranteeing the subscription of any shares or other securities of the Company.

4.19 To support and subscribe to any charitable or public object and to support and subscribe to any institution, society, or club which may be for the benefit of the Company or its directors or employees, or may be connected with any town or place where the Company carries on business; to give or award pensions, annuities, gratuities, and superannuation or other allowances or benefits or charitable aid and generally to provide advantages, facilities and services for any persons who are or

The Company changed its name from TNS Nectar UK Limited to TNS-NFO UK Limited on the 4 August 2005.

have been directors of, or who are or have been employed by, or who are serving or have served the Company, or any company which is a subsidiary of the Company or the holding company of the Company or a fellow subsidiary of the Company or the predecessors in business of the Company or of any such subsidiary, holding or fellow subsidiary company and to the wives, widows, children and other relatives and dependants of such persons; to make payments towards insurance including insurance for any director, officer or auditor against any liability in respect of any negligence, default, breach of duty or breach of trust (so far as permitted by law); and to set up, establish, support and maintain superannuation and other funds or schemes (whether contributory or non-contributory) for the benefit of any of such persons and of their wives, widows, children and other relatives and dependants; and to set up, establish, support and maintain profit sharing or share purchase schemes for the benefit of any of the employees of the Company or of any such subsidiary, holding or fellow subsidiary company and to lend money to any such employees or to trustees on their behalf to enable any such schemes to be established or maintained.

4.20 Subject to and in accordance with the provisions of the Act (if and so far as such provisions shall be applicable) to give, directly or indirectly, financial assistance for the acquisition of shares or other securities of the Company or of any other company or for the reduction or discharge of any liability incurred in respect of such acquisition.

4.21 To procure the Company to be registered or recognised in any part of the world.

4.22 To do all or any of the things or matters aforesaid in any part of the world and either as principals, agents, contractors or otherwise, and by or through agents, brokers, sub-contractors or otherwise and either alone or in conjunction with others.

4.23 To do all such other things as may be deemed incidental or conducive to the attainment of the Company's objects or any of them.

4.24 AND so that:-

4.24.1 None of the provisions set forth in any sub-clause of this clause shall be restrictively construed but the widest interpretation shall be given to each such provision, and none of such provisions shall, except where the context expressly so requires, be in any way limited or restricted by reference to or inference from any other provision set forth in such sub-clause, or by reference to or inference from the terms of any other sub-clause of this clause, or by reference to or inference from the name of the Company.

4.24.2 None of the sub-clauses of this clause and none of the objects therein specified shall be deemed subsidiary or ancillary to any of the objects specified in any other such sub-clause, and the Company shall have as full a power to exercise each and every one of the objects specified in each sub-clause of this clause as though each such sub-clause contained the objects of a separate Company.

4.24.3 The word "company" in this clause, except where used in reference to the Company, shall be deemed to include any partnership or other body of persons, whether incorporated or unincorporated and whether domiciled in the United Kingdom or elsewhere.

4.24.4 In this clause the expression "the Act" means the Companies Act 1985, but so that any reference in this clause to any provision of the Act shall be deemed to include a reference to any statutory modification or re-enactment of that provision for the time being in force.

5 The liability of the members is limited.

6 The Company's share capital is $1 divided into 1 share of $1.

The Company changed its name from TNS Nectar UK Limited to TNS-NFO UK Limited on the 4 August 2005.

We, the subscriber to this Memorandum of Association, wish to be formed into a Company pursuant to this Memorandum; and we agree to take the number of shares shown opposite our name.

Name and address of Subscriber	Number of shares taken by the Subscriber
TNS-Nectar Inc 2711 Centerville Road, Suite 400 Wilmington, DE 19808 US	1

by:

....

Title:

Total shares taken 1

Dated 26 July 2005

Witness to the above Signature:-

Witness Signature: ....

Witness Name: ....

Witness Address: ....

....

....

Witness Occupation: ....

The Company changed its name from TNS Nectar UK Limited to TNS-NFO UK Limited on the 4 August 2005.

F/N: 82-4668

tns™

Westgate
London
W5 1UA

t +44 208 967 2230
f +44 208 967 1446
sofia.bernsand@tns-global.com

Sofia Bernsand
Company Secretarial Assistant

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

VIA Securicor Diamond

8 August 2005

Dear Sir/Madam

TNS-NFO US Limited

Please find enclose the Form 12 and 10, together with the signed Memorandum and Articles of Association for TNS-NFO US Limited together with a cheque for £20 being the fee for incorporating a new company.

Yours faithfully

Sofia Bernsand

Encls.

F/N: 82-4668

Companies House
— for the record —

12

Please complete in typescript, or in bold black capitals.

CHWP000

Declaration on application for registration

Company Name in full TNS-NFO US Limited

I, David Parry

of 63 Kestrel Way, Aylesbury, Buckinghamshire, HP19 0GH

† Please delete as appropriate.

do solemnly and sincerely declare that I am a † ~~[Solicitor engaged in the formation of the company]~~[person named as director or secretary of the company in the statement delivered to the Registrar under section 10 of the Companies Act 1985] and that all the requirements of the Companies Act 1985 in respect of the registration of the above company and of matters precedent and incidental to it have been complied with.

And I make this solemn Declaration conscientiously believing the same to be true and by virtue of the Statutory Declarations Act 1835.

Declarant's signature [signature]

Declared at TNS House, Westgate, London, W5 1UA

Day	Month	Year
08	08	2005

On 08 08 2005

❶ Please print name.

before me ❶ Raj Afghan

Signed [signature] **Date** 8/8/5

† ~~A Commissioner for Oaths or Notary Public or Justice of the Peace or~~ Solicitor

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Sofia Bernsand, Taylor Nelson Sofres plc

TNS House, Westgate, London, W5 1UA

Tel 0208 967 2230

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

F/N: 82-4668

Companies House
— for the record —

10

Please complete in typescript, or in bold black capitals.

CHWP000

Notes on completion appear on final page

First directors and secretary and intended situation of registered office

Company Name in full TNS-NFO US Limited

Proposed Registered Office TSN House

(PO Box numbers only, are not acceptable) Westgate

Post town London

County / Region UK Postcode W5 1UA

If the memorandum is delivered by an agent for the subscriber(s) of the memorandum mark the box opposite and give the agent's name and address. ✔

Agent's Name Company Secretarial Department, C/O Taylor Nelson Sofres plc

Address TNS House, Westgate

Post town London

County / Region Postcode W5 1UA

Number of continuation sheets attached

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Sofia Bernsand, Taylor Nelson Sofres plc

TNS House, Westgate, London, W5 1UA

Tel 0208 967 2230

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

v 08/02

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Company Secretary (see notes 1-5)

Company name	TNS-NFO US Limited
NAME *Style / Title	Mr
*Honours etc	
Forename(s)	David
Surname	Parry
Previous forename(s)	
Previous surname(s)	
Address ††	63 Kestrel Way
Post town	Harpenden
County / Region	Hertfordshire
Postcode	HP19 0GH
Country	UK

* Voluntary details

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address. ☐

I consent to act as secretary of the company named on page 1

Consent signature [signature] **Date** 8/8/05

Directors (see notes 1-5)

Please list directors in alphabetical order

NAME *Style / Title	Mr
*Honours etc	
Forename(s)	Paul Simon Kent
Surname	Wright
Previous forename(s)	
Previous surname(s)	
Address ††	Lees Rigg, Green North Road, Jordans
Post town	Beaconsfield
County / Region	Buckinghamshire
Postcode	HP9 2SX
Country	UK
Date of birth (Day Month Year)	02 12 1957
Nationality	British
Business occupation	Lawyer
Other directorships	Please see attached list

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address. ☐

I consent to act as director of the company named on page 1

Consent signature [signature] **Date** 8/8/05

Directors (see notes 1-5)

Please list directors in alphabetical order

NAME		
*Style / Title	Mr	*Honours etc
Forename(s)	David	
Surname	Parry	
Previous forename(s)		
Previous surname(s)		
Address ††	63 Kestrel Way	
Post town	Aylesbury	
County / Region	Buckinghamshire	Postcode HP19 0GH
Country	UK	
Date of birth (Day Month Year)	25 01 1964	Nationality British
Business occupation	Tax Manager	
Other directorships	Please see attached list	

* Voluntary details

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

I consent to act as director of the company named on page 1

Consent signature [signature] **Date** 8/8/05

This section must be signed by either an agent on behalf of all subscribers or the subscribers (i.e those who signed as members on the memorandum of association).

Signed	[signature]	Date	8/8/05
Signed		Date	
Signed		Date	
Signed		Date	
Signed		Date	
Signed		Date	
Signed		Date	

F/N: 82-4668

David Parry

Directorships Report

All Directorships Held
As At and After

Person Details

Name: **David Parry**
QuickRef: PARRY-D
Occupation: Accountant
Nationality: British
Date of Birth: 25/01/1964

Addresses

Home	Work
63 Kestrel Way Aylesbury Buckinghamshire HP19 0GH	

Directorships

Company Name	O/S	Appointed
Aidcom Technology Limited		06/09/2004
Demoscopia, S.A.	X	05/04/2001
MRM Distributions Limited		06/09/2004
Opinion Research Limited		06/09/2004
Professional Perspectives Limited		06/09/2004
Taylor Nelson Sofres BV	X	
Taylor Nelson Sofres Poland Sp.z o.o	X	02/10/2001
Taylor Nelson Sofres SA	X	17/12/2001
TNS Enternainment Group Inc	X	25/10/2001
TNS IOTA Ltd		28/01/2005
TNS Kappa Limited		21/03/2005
TNS Luxembourg Alpah S.a.r.l.	X	18/05/2000
TNS Luxembourg Beta S.a.r.l.	X	18/05/2000
TNS Luxembourg Delta S.a.r.l.	X	18/05/2000
TNS Luxembourg Epsilon S.a.r.l.	X	09/04/2001
TNS Marketing Limited		06/09/2004
TNS Overseas Holdings (Alpha) Limited		31/03/2000
TNS Overseas Holdings (Beta) Limited		31/03/2000
TNS Overseas Holdings (Delta) Limited		05/04/2000
TNS Overseas Holdings (Epsilon) Limited		28/04/2000
TNS Overseas Holdings (Gamma) Limited		31/03/2000
TNS Overseas Holdings (Zeta) Limited		12/03/2001

Paul Simon Kent Wright

Directorships Report

All Directorships Held
As At and After

Person Details

Name: **Paul Simon Kent Wright**
QuickRef: WRIGHT-PSK
Occupation: Solicitor
Nationality: British
Date of Birth: 02/12/1957

Addresses

Home	Work
Lees Rigg Green North Road Jordans Beaconsfield Buckinghamshire HP9 2SX United Kingdom	

Directorships

Company Name	O/S	Appointed
Applied Research & Communications Limited		22/07/2003
BJM Research and Consultancy Limited		22/07/2003
Choicethink (1995) Limited		04/09/2004
City Research Associates Limited		22/07/2003
City Research Group Limited		22/07/2003
Infratest Burk Ltd		22/07/2003
Infratest Burke Asia Pacific Limited		22/07/2003
Infratest Burke Core Company Limted		22/07/2003
Infratest Burke Group Limited		22/07/2003
Infratest Burke International Services Limited		22/07/2003
Market Behaviour Limited		22/07/2003
Marketing Blueprint Limited		22/07/2003
Media Vision Research Limited		31/12/2000
MRM Distributions Limited		21/02/2005
NFO European Access Panels Limited		22/07/2003
NFO Worldgroup Limited		22/07/2003
NFO Worldwide Limited		22/07/2003
Opinion Research Limited		05/03/2002
Parker Bishop Limited		06/09/2004
Public Attitude Surveys Holdings Limited		22/07/2003
Public Attitude Surveys Limited		22/07/2003
S R Packaging Ltd		31/12/2000
Scher International Limited		21/02/2005
Specialist People Resources Limited		21/02/2005
Strategic Marketing Consultancy Limited		22/07/2003
System Three (Scotland) Limited		22/07/2003
Taylor Nelson AGB Limited		31/12/2000
Taylor Nelson Sofres Services Limited		06/09/2004
Taylor Nelson Sofres Sverige AB	X	25/10/2001
Teledynamics Limited		06/09/2004
The Customer Equity Company (SA) (PTY) Limited	X	27/03/2001

Paul Simon Kent Wright

Directorships Report

Company Name	O/S	Appointed
The Customer Equity Company Limited		20/03/2001
The MBL Group Limited		22/07/2003
TNS (USA) Corp.	X	06/03/2000
TNS Asia Holdings Limited		15/06/2005
TNS Dollar Finance Limited		04/10/2002
TNS Field Limited		06/09/2004
TNS Overseas Holdings (Alpha) Limited		31/03/2000
TNS Overseas Holdings (Beta) Limited		31/03/2000
TNS Overseas Holdings (Delta) Limited		05/04/2000
TNS Overseas Holdings (Epsilon) Limited		28/04/2000
TNS Overseas Holdings (Gamma) Limited		31/03/2000
TNS Overseas Holdings (Zeta) Limited		12/03/2001
TNS Sport Limited		16/06/2005
W.H.F. (Southern) Limited		21/02/2005
Warebourne Limited		06/09/2004

F/N : 82-4668

THE COMPANIES ACT 1985 TO 1989

PRIVATE COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

of

TNS-NFO US Limited (the "Company")

1 The Company's name is "TNS-NFO US Limited".

2 The Company's registered office is to be situated in England and Wales.

3 The object of the Company is to carry on business as a general commercial company.

4 Without prejudice to the generality of the object and the powers of the Company derived from section 3A of the Act, the Company has power to do all or any of the following things:-

4.1 purchase or by any other means acquire and take options over any property whatever, and any rights or privileges of any kind over or in respect of any property.

4.2 To apply for, register, purchase, or by other means acquire and protect, prolong and renew, whether in the United Kingdom or elsewhere, any trade marks, patents, copyrights, trade secrets, or other intellectual property rights, licences, secret processes, designs, protections and concessions and to disclaim, alter, modify, use and turn to account and to manufacture under or grant licences or privileges in respect of the same, and to expend money in experimenting upon, testing and improving any patents, inventions or rights which the Company may acquire or propose to acquire.

4.3 To acquire or undertake the whole or any part of the business, goodwill, and assets of any person, firm, or company carrying on or proposing to carry on any of the businesses which the Company is authorised to carry on and as part of the consideration for such acquisition to undertake all or any of the liabilities of such person, firm or company, or to acquire an interest in, amalgamate with, or enter into partnership or into any arrangement for sharing profits, or for co-operation, or for mutual assistance with any such person, firm or company, or for subsidising or otherwise assisting any such person, firm or company, and to give or accept, by way

of consideration for any of the acts or things aforesaid or property acquired, any shares, debentures, debenture stock or securities that may be agreed upon, and to hold and retain, or sell, mortgage and deal with any shares, debentures, debenture stock or securities so received.

4.4 To improve, manage, construct, repair, develop, exchange, let on lease or otherwise, mortgage, charge, sell, dispose of, turn to account, grant licences, options, rights and privileges in respect of, or otherwise deal with all or any part of the property and rights of the Company.

4.5 To invest and deal with the moneys of the Company not immediately required in such manner as may from time to time be determined and to hold or otherwise deal with any investments made.

4.6 To lend and advance money or give credit on any terms and with or without security to any person, firm or company (including without prejudice to the generality of the foregoing any holding company, subsidiary or fellow subsidiary of, or any other company associated in any way with, the Company), to enter into guarantees, contracts of indemnity and suretyships of all kinds, to receive money on deposit or loan upon any terms, and to secure or guarantee in any manner and upon any terms the payment of any sum of money or the performance of any obligation by any person, firm or company (including without prejudice to the generality of the foregoing any such holding company, subsidiary, fellow subsidiary or associated company as aforesaid).

4.7 To borrow and raise money in any manner and to secure the repayment of any money borrowed, raised or owing by mortgage, charge, standard security, lien or other security upon the whole or any part of the Company's property or assets (whether present or future), including its uncalled capital, and also by a similar mortgage, charge, standard security, lien or security to secure and guarantee the performance by the Company of any obligation or liability it may undertake or which may become binding on it.

4.8 To draw, make, accept, endorse, discount, negotiate, execute and issue cheques, bills of exchange, promissory notes, bills of lading, warrants, debentures, and other negotiable or transferable instruments.

4.9 To apply for, promote, and obtain any Act of Parliament, order, or licence of the Department of Trade or other authority for enabling the Company to carry any of its objects into effect, or for effecting any modification of the Company's constitution, or for any other purpose which may seem calculated directly or indirectly to promote the Company's interests, and to oppose any proceedings or applications which may seem calculated directly or indirectly to prejudice the Company's interests.

4.10 To enter into any arrangements with any government or authority (supreme, municipal, local, or otherwise) that may seem conducive to the attainment of the Company's objects or any of them, and to obtain from any such government or authority any charters, decrees, rights, privileges or concessions which the Company may think desirable and to carry out, exercise, and comply with any such charters, decrees, rights, privileges, and concessions.

4.11 To subscribe for, take, purchase, or otherwise acquire, hold, sell, deal with and dispose of, place and underwrite shares, stocks, debentures, debenture stocks, bonds, obligations or securities issued or guaranteed by any other company constituted or carrying on business in any part of the world, and debentures, debenture stocks, bonds, obligations or securities issued or guaranteed by any government or authority, municipal, local or otherwise, in any part of the world.

4.12 To control, manage, finance, subsidise, co-ordinate or otherwise assist any company or companies in which the Company has a direct or indirect financial interest, to provide secretarial, administrative, technical, commercial and other services and facilities of all kinds for any such company or companies and to make payments by way of subvention or otherwise and any other arrangements which may seem desirable with respect to any business or operations of or generally with respect to any such company or companies.

4.13 To promote any other company for the purpose of acquiring the whole or any part of the business or property or undertaking or any of the liabilities of the Company, or of undertaking any business or operations which may appear likely to assist or benefit the Company or to enhance the value of any property or business of the Company, and to place or guarantee the placing of, underwrite, subscribe for, or otherwise acquire all or any part of the shares or securities of any such company as aforesaid.

4.14 To sell or otherwise dispose of the whole or any part of the business or property of the Company, either together or in portions, for such consideration as the Company may think fit, and in particular for shares, debentures, or securities of any company purchasing the same.

4.15 To act as agents or brokers and as trustees for any person, firm or company, and to undertake and perform sub-contracts.

4.16 To remunerate any person, firm or company rendering services to the Company either by cash payment or by the allotment of shares or other securities of the Company credited as paid up in full or in part or otherwise as may be thought expedient.

4.17 To distribute among the members of the Company in kind any property of the Company of whatever nature.

4.18 To pay all or any expenses incurred in connection with the promotion, formation and incorporation of the Company, or to contract with any person, firm or company to pay the same, and to pay commissions to brokers and others for underwriting, placing, selling, or guaranteeing the subscription of any shares or other securities of the Company.

4.19 To support and subscribe to any charitable or public object and to support and subscribe to any institution, society, or club which may be for the benefit of the Company or its directors or employees, or may be connected with any town or place where the Company carries on business; to give or award pensions, annuities, gratuities, and superannuation or other allowances or benefits or charitable aid and generally to provide advantages, facilities and services for any persons who are or

have been directors of, or who are or have been employed by, or who are serving or have served the Company, or any company which is a subsidiary of the Company or the holding company of the Company or a fellow subsidiary of the Company or the predecessors in business of the Company or of any such subsidiary, holding or fellow subsidiary company and to the wives, widows, children and other relatives and dependants of such persons; to make payments towards insurance including insurance for any director, officer or auditor against any liability in respect of any negligence, default, breach of duty or breach of trust (so far as permitted by law); and to set up, establish, support and maintain superannuation and other funds or schemes (whether contributory or non-contributory) for the benefit of any of such persons and of their wives, widows, children and other relatives and dependants; and to set up, establish, support and maintain profit sharing or share purchase schemes for the benefit of any of the employees of the Company or of any such subsidiary, holding or fellow subsidiary company and to lend money to any such employees or to trustees on their behalf to enable any such schemes to be established or maintained.

4.20 Subject to and in accordance with the provisions of the Act (if and so far as such provisions shall be applicable) to give, directly or indirectly, financial assistance for the acquisition of shares or other securities of the Company or of any other company or for the reduction or discharge of any liability incurred in respect of such acquisition.

4.21 To procure the Company to be registered or recognised in any part of the world.

4.22 To do all or any of the things or matters aforesaid in any part of the world and either as principals, agents, contractors or otherwise, and by or through agents, brokers, sub-contractors or otherwise and either alone or in conjunction with others.

4.23 To do all such other things as may be deemed incidental or conducive to the attainment of the Company's objects or any of them.

4.24 AND so that:-

4.24.1 None of the provisions set forth in any sub-clause of this clause shall be restrictively construed but the widest interpretation shall be given to each such provision, and none of such provisions shall, except where the context expressly so requires, be in any way limited or restricted by reference to or inference from any other provision set forth in such sub-clause, or by reference to or inference from the terms of any other sub-clause of this clause, or by reference to or inference from the name of the Company.

4.24.2 None of the sub-clauses of this clause and none of the objects therein specified shall be deemed subsidiary or ancillary to any of the objects specified in any other such sub-clause, and the Company shall have as full a power to exercise each and every one of the objects specified in each sub-clause of this clause as though each such sub-clause contained the objects of a separate Company.

4.24.3 The word "company" in this clause, except where used in reference to the Company, shall be deemed to include any partnership or other body of persons, whether incorporated or unincorporated and whether domiciled in the United Kingdom or elsewhere.

4.24.4 In this clause the expression "the Act" means the Companies Act 1985, but so that any reference in this clause to any provision of the Act shall be deemed to include a reference to any statutory modification or re-enactment of that provision for the time being in force.

5 The liability of the members is limited.

6 The Company's share capital is $20,000 divided into 20,000 shares of $1.

We, the subscriber to this Memorandum of Association, wish to be formed into a Company pursuant to this Memorandum; and we agree to take the number of shares shown opposite our name.

Name and address of Subscriber	Number of shares taken by the Subscriber
TNS-Nectar Inc 2711 Centerville Road, Suite 400 Wilmington, DE 19808 US	20,000

by:

[signature]

Title: Secretary + Treasurer.

Total shares taken	20,000

Dated 2 August 2005

Witness to the above Signature:

Witness Signature: [signature]

Witness Name: Sofia Bernsand

Witness Address: c/o Taylor Nelson Sofres plc
TNS House, Westgate
London, W5 1UA

Witness Occupation: Comp. Secretarial Assistant

F/N: 82-4668

THE COMPANIES ACTS 1985 TO 1989

PRIVATE COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION OF

TNS-NFO US LIMITED
(the "Company")

1 PRELIMINARY

1.1 The regulations contained in Table A in the Schedule to the Companies (Tables A to F) Regulations 1985 (SI 1985 No. 805) as amended by the Companies (Tables A to F) (Amendment) Regulations 1985 (SI 1985 No. 1052) (such Table being hereinafter called "**Table A**") shall apply to the Company save in so far as they are excluded or varied hereby and such regulations (save as so excluded or varied) and the Articles hereinafter contained shall be the Articles of Association of the Company.

1.2 In these Articles the expression "**the Act**" means the Companies Act 1985, but so that any reference in these Articles to any provision of the Act shall be deemed to include a reference to any statutory modification or re-enactment of that provision for the time being in force.

2 ALLOTMENT OF SHARES

2.1 Shares which are comprised in the authorised share capital with which the Company is incorporated shall be under the control of the directors who may (subject to section 80 of the Act and to Article 2.3 below) allot, grant options over or otherwise dispose of the same, to such persons, on such terms and in such manner as they think fit.

2.2 In accordance with section 91(1) of the Act sections 89(1) and 90(1) to (6) (inclusive) of the Act shall not apply to the Company.

2.3 The directors are generally and unconditionally authorised for the purposes of section 80 of the Act to exercise any power of the Company to allot and grant rights to subscribe for or convert securities into shares of the Company up to the amount of the authorised share capital with which the Company is incorporated at any time or times during the period of five years from the date of incorporation and the directors may, after that period, allot any shares or grant any such rights under this authority in pursuance of an offer or agreement so to do made by the Company within that period. The authority hereby given

may at any time (subject to the said section 80) be renewed, revoked or varied by ordinary resolution.

3 SHARES

3.1 The lien conferred by regulation 8 in Table A shall attach also to fully paid-up shares, and the Company shall also have a first and paramount lien on all shares, whether fully paid or not, standing registered in the name of any person indebted or under liability to the Company, whether he shall be the sole registered holder thereof or shall be one of two or more joint holders, for all moneys presently payable by him or his estate to the Company. Regulation 8 in Table A shall be modified accordingly.

3.2 The liability of any member in default in respect of a call shall be increased by the addition at the end of the first sentence of regulation 18 in Table A of the words "and all expenses that may have been incurred by the Company by reason of such non-payment".

4 GENERAL MEETINGS AND RESOLUTIONS

4.1 Every notice convening a general meeting shall comply with the provisions of section 372(3) of the Act as to giving information to members in regard to their right to appoint proxies.

4.2 No business shall be transacted at any general meeting unless a quorum is present. Subject to Article 4.3 below, two persons entitled to vote upon the business to be transacted, each being a member or a proxy for a member or a duly authorised representative of a corporation, shall be a quorum.

4.3 If and for so long as the Company has only one member, that member present in person or by proxy or (if that member is a corporation) by a duly authorised representative shall be a quorum.

4.4 If a quorum is not present within half an hour from the time appointed for a general meeting the general meeting shall stand adjourned to the same day in the next week at the same time and place or to such other day and at such other time and place as the directors may determine; and if at the adjourned general meeting a quorum is not present within half an hour from the time appointed therefor such adjourned general meeting shall be dissolved.

4.5 Regulations 40 and 41 in Table A shall not apply to the Company.

4.6 If and for so long as the Company has only one member and that member takes any decision which is required to be taken in general meeting or by means of a written resolution, that decision shall be as valid and effectual as if agreed by the Company in general meeting, subject as provided in Article 4.8 below.

4.7 Any decision taken by a sole member pursuant to Article 4.6 above shall be recorded in writing and delivered by that member to the Company for entry in the Company's minute book.

4.8 Resolutions under section 303 of the Act for the removal of a director before the expiration of his period of office and under section 391 of the Act for the removal of an auditor before the expiration of his period of office shall only be considered by the Company in general meeting.

4.9 A member present at a meeting by proxy shall be entitled to speak at the meeting and shall be entitled to one vote on a show of hands. In any case where the same person is appointed proxy for more than one member he shall on a show of hands have as many votes as the number of members for whom he is proxy. Regulation 54 in Table A shall be modified accordingly.

4.10 Unless resolved by ordinary resolution that regulation 62 in Table A shall apply without modification, the instrument appointing a proxy and any authority under which it is executed or a copy of such authority certified notarially or in some other way approved by the directors may be deposited at the place specified in regulation 62 in Table A up to the commencement of the meeting or (in any case where a poll is taken otherwise than at the meeting) of the taking of the poll or may be handed to the chairman of the meeting prior to the commencement of the business of the meeting.

5 APPOINTMENT OF DIRECTORS

5.1 Regulation 64 in Table A shall not apply to the Company.

5.2 The maximum number and minimum number respectively of the directors may be determined from time to time by ordinary resolution. Subject to and in default of any such determination there shall be no maximum number of directors and the minimum number of directors shall be one. Whenever the minimum number of directors is one, a sole director shall have authority to exercise all the powers and discretions by Table A and by these Articles expressed to be vested in the directors generally, and regulation 89 in Table A shall be modified accordingly.

5.3 The directors shall not be required to retire by rotation and regulations 73 to 80 (inclusive) in Table A shall not apply to the Company.

5.4 No person shall be appointed a director at any general meeting unless either:-

5.4.1 he is recommended by the directors; or

5.4.2 not less than 14 nor more than 35 clear days before the date appointed for the general meeting, notice signed by a member qualified to vote at the general meeting has been given to the Company of the intention to propose that person for appointment, together with notice signed by that person of his willingness to be appointed.

5.5 Subject to Article 5.4 above, the Company may by ordinary resolution appoint any person who is willing to act to be a director, either to fill a vacancy or as an additional director.

5.6 The directors may appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director, provided that the appointment does not cause the number of directors to exceed any number determined in accordance with Article 5.2 above as the maximum number of directors and for the time being in force.

5.7 Notwithstanding any other provision of these Articles, a majority in number of the members having a right to attend and vote at a general meeting may, by memorandum in writing signed by or on behalf of them and delivered to the Company's registered office or tendered at a meeting of the directors or at a general meeting of the Company, at any time and from time to time appoint any person to be a director (either to fill a vacancy or as an additional director) or remove any director from office (no matter how such director was appointed).

6 BORROWING POWERS

The directors may exercise all the powers of the Company to borrow money without limit as to amount and upon such terms and in such manner as they think fit, and subject (in the case of any security convertible into shares) to section 80 of the Act to grant any mortgage, charge or standard security over its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock, and other securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

7 ALTERNATE DIRECTORS

7.1 Unless otherwise determined by the Company in general meeting by ordinary resolution an alternate director shall not be entitled as such to receive any remuneration from the Company, save that he may be paid by the Company such part (if any) of the remuneration otherwise payable to his appointor as such appointor may by notice in writing to the Company from time to time direct, and the first sentence of regulation 66 in Table A shall be modified accordingly.

7.2 A director, or any such other person as is mentioned in regulation 65 in Table A, may act as an alternate director to represent more than one director, and an alternate director shall be entitled at any meeting of the directors or of any committee of the directors to one vote for every director whom he represents in addition to his own vote (if any) as a director, but he shall count as only one for the purpose of determining whether a quorum is present.

8 GRATUITIES AND PENSIONS

8.1 The directors may exercise the powers of the Company conferred by its Memorandum of Association in relation to the payment of pensions, gratuities and other benefits and shall be entitled to retain any benefits received by them or any of them by reason of the exercise of any such powers.

8.2 Regulation 87 in Table A shall not apply to the Company.

9 PROCEEDINGS OF DIRECTORS

9.1 A director may vote, at any meeting of the directors or of any committee of the directors, on any resolution, notwithstanding that it in any way concerns or relates to a matter in which he has, directly or indirectly, any kind of interest whatsoever, and if he shall vote on any such resolution his vote shall be counted; and in relation to any such resolution as aforesaid he shall (whether or not he shall vote on the same) be taken into account in calculating the quorum present at the meeting.

9.2 Each director shall comply with his obligations to disclose his interest in contracts under section 317 of the Act.

9.3 Regulations 94 to 97 (inclusive) in Table A shall not apply to the Company.

10 THE SEAL

10.1 If the Company has a seal it shall only be used with the authority of the directors or of a committee of directors. The directors may determine who shall sign any instrument to which the seal is affixed and unless otherwise so determined it shall be signed by a director and by the secretary or second director. The obligation under regulation 6 of Table A relating to the sealing of share certificates shall apply only if the Company has a seal. Regulation 101 in Table A shall not apply to the Company.

10.2 The Company may exercise the powers conferred by section 39 of the Act with regard to having an official seal for use abroad, and such powers shall be vested in the directors.

11 NOTICES

11.1 Without prejudice to regulations 112 to 116 inclusive in Table A, the Company may give notice to a member by electronic means provided that:-

11.1.1 the member has given his consent in writing to receiving notice communicated by electronic means and in such consent has set out an address to which the notice shall be sent by electronic means; and

11.1.2 the electronic means used by the Company enables the member concerned to read the text of the notice.

11.2 A notice given to a member personally or in a form permitted by Article 11.1 above shall be deemed to be given on the earlier of the day on which it is delivered personally and the day on which it was despatched by electronic means, as the case may be.

11.3 Regulation 115 in Table A shall not apply to a notice delivered personally or in a form permitted by Article 11.1 above.

11.4 In this article "electronic" means actuated by electric, magnetic, electro-magnetic, electro-chemical or electro-mechanical energy and "by electronic means" means by any manner only capable of being so actuated.

12 INDEMNITY

12.1 Every director or other officer or auditor of the Company shall be indemnified out of the assets of the Company against all losses or liabilities which he may sustain or incur in or about the execution of the duties of his office or otherwise in relation thereto, including any liability incurred by him in defending any proceedings, whether civil or criminal, or in connection with any application under section 144 or section 727 of the Act in which relief is granted to him by the Court, and no director or other officer shall be liable for any loss, damage or misfortune which may happen to or be incurred by the Company in the execution of the duties of his office or in relation thereto. But this Article shall only have effect in so far as its provisions are not avoided by section 310 of the Act.

12.2 The directors shall have power to purchase and maintain for any director, officer or auditor of the Company insurance against any such liability as is referred to in section 310(1) of the Act.

12.3 Regulation 118 in Table A shall not apply to the Company.

13 TRANSFER OF SHARES

The directors may, in their absolute discretion and without assigning any reason therefor, decline to register the transfer of a share, whether or not it is a fully paid share, and the first sentence of regulation 24 in Table A shall not apply to the Company.

14 MEETINGS

14.1 In this Article "electronic" means actuated by electric, magnetic, electro-magnetic, electro-chemical or electro-mechanical energy and "by electronic means" means by any manner only capable of being so actuated.

14.2 A person in communication by electronic means or by telephone conference, telephone or similar communications equipment, with the chairman and with all other parties to a meeting of the directors or of a committee of the directors shall be regarded for all purposes as personally attending such a meeting provided that for so long as at such a meeting he has the ability to communicate interactively and simultaneously with all other parties attending the meeting including all persons attending by electronic means or by telephone conference, telephone or similar communications equipment.

14.3 A meeting at which one or more of the directors attends by electronic means or by telephone conference, telephone or similar communications equipment is deemed to be held at such place as the directors shall at the said meeting resolve. In the absence of a resolution as aforesaid, the meeting shall be

deemed to be held at the place, if any, where a majority of the directors attending the meeting are physically present, or in default of such a majority, the place at which the chairman of the meeting is physically present.

Name and address of Subscriber

TNS-Nectar Inc
2711 Centerville Road, Suite 400
Wilmington, DE 19808
US

by:

....

Title: Secretary and Treasurer.

Dated 2 August 2005

Witness to the above Signature:

Witness Signature: ....

Witness Name: Sofia Bemsand

Witness Address: c/o Taylor Nelson Sofres plc
TNS House, Westgate
London, W5 1AU

Witness Occupation: Comp. Secretarial Assistant

F/N: 82-4668

tns™

Westgate
London
W5 1UA

t +44 208 967 2230
f +44 208 967 1446
sofia.bernsand@tns-global.com

Sofia Bernsand
Company Secretarial Assistant

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

VIA Securicor Diamond

9 August 2005

Dear Sir/Madam

TNS-NFO LLC

Please find enclose the Form BR1, together with the appropriate backup documentation and a cheque for £20 being the fee for incorporating a new company.

Yours faithfully

Sofia Bernsand

Encls.

F/N: 82-4668

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED ARE TRUE AND CORRECT COPIES OF ALL DOCUMENTS ON FILE OF "TNS-NFO LLC" AS RECEIVED AND FILED IN THIS OFFICE.

THE FOLLOWING DOCUMENTS HAVE BEEN CERTIFIED:

CERTIFICATE OF FORMATION, FILED THE TENTH DAY OF NOVEMBER, A.D. 2003, AT 1:14 O'CLOCK P.M.

CERTIFICATE OF AMENDMENT, CHANGING ITS NAME FROM "1900 INTERIM HOLDINGS LLC" TO "TNS-NFO LLC", FILED THE TWELFTH DAY OF NOVEMBER, A.D. 2003, AT 11:27 O'CLOCK A.M.

CERTIFICATE OF AMENDMENT, FILED THE TWELFTH DAY OF NOVEMBER, A.D. 2004, AT 3:34 O'CLOCK P.M.

AND I DO HEREBY FURTHER CERTIFY THAT THE AFORESAID CERTIFICATES ARE THE ONLY CERTIFICATES ON RECORD OF THE AFORESAID LIMITED LIABILITY COMPANY.

Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

3715647 8100H

AUTHENTICATION: 4060870

050631954

DATE: 08-01-05

NOV-10-2003 12:26

State of Delaware F/N: 82-4668
Secretary of State 04/04
Division of Corporations
Delivered 01:14 PM 11/10/2003
FILED 01:14 PM 11/10/2003
SRV 030719675 - 3715647 FILE

State of Delaware
Secretary of State
Division of Corporations
Dover, DE 19903

Certificate of Formation
of
1900 Interim Holdings LLC

(Pursuant to Section 18-201 of
the Delaware Limited Liability
Company Act)

Pursuant to the provisions of the above noted section of the Delaware Limited Liability Company Act, the undersigned hereby executes the following Certificate of Formation for the purpose of forming a limited liability company:

FIRST: The name of the limited liability company is: **1900 Interim Holdings LLC**

SECOND: The address of the limited liability company's registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801, and the name of its registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation this 10th day of November, 2003.

Diana P. Dunphy
Authorized Person

PHILA1\1943946

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:27 AM 11/12/2003
FILED 11:27 AM 11/12/2003
SRV 030724873 - 3715647 FILE

C/N:82-4668

Certificate of Amendment
to
Certificate of Formation
of
1900 Interim Holdings LLC

(Pursuant to Section 18-202 of
the Delaware Limited Liability
Company Act)

1900 Interim Holdings LLC (the "Company"), a limited liability company organized and existing under the laws of the State of Delaware, hereby certifies as follows:

FIRST: The name of the Company is: **1900 Interim Holdings LLC.**

SECOND: The Certificate of Formation of the Company is hereby amended by striking out Article FIRST thereof and by substituting in lieu of said Article the following new Article FIRST:

"FIRST: The name of the limited liability company is: TNS-NFO LLC."

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment to Certficate of Formation of 1900 Interim Holdings LLC this 12th day of November, 2003.

Name: Robert Munden
Title: Manager

C/N: 82-4668

Certificate of Amendment to Certificate of Formation

of

TNS-NFO LLC

It is hereby certified that:

1. The name of the limited liability company (hereinafter called the "limited liability company") is:

TNS-NFO LLC

2. The certificate of formation of the limited liability company is hereby amended by striking out the statement relating to the limited liability company's registered agent and registered office and by substituting in lieu thereof the following new statement:

> "The address of the registered office and the name and the address of the registered agent of the limited liability company required to be maintained by Section 18-104 of the Delaware Limited Liability Company Act are Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, DE 19808."

Executed on November 3, 2004

Name: /s/Richard Piechowski
Title: Authorized Person

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:21 PM 11/12/2004
FILED 03:34 PM 11/12/2004
SRV 040818369 - 3715647 FILE

C/N: 82-4668

TNS-NFO FINANCE LLC
(the "**Company**")

Minutes of a meeting of the Board
held at Westgate, London W5 1UA, United Kingdom
on 22 July 2005 at 9.50 am/pm

PRESENT: David Parry
Trevor Brannan
Paul Wright

IN ATTENDANCE:

---

1 **Chairman**

IT WAS RESOLVED that David Parry be and hereby is appointed chairman of the meeting and Secretary

2 **Notice and quorum**

The chairman reported that notice of the meeting had been given to all those entitled to receive the same and noted that the quorum necessary for a meeting of the Board was present.

3 **Purpose of the meeting**

3.1 It was noted that the purpose of the meeting was to consider and, if thought fit, to approve various actions of the Company in connection with the residence status of its wholly owned subsidiary TNS-NFO LLC, a Delaware, United States limited liability company, in accordance with the recommendations of TNS-NFO LLC's management board, consisting of Mssrs Mike Slotznick and Richard Piechowski.

3.2 Having regards to the status of TNS-NFO LLC as a US resident entity it was put forward that for ease of financial and tax administration this entity should as soon as possible move its seat of management control to the UK by:

3.2.1 the removal of Mssrs Mike Slotznick and Richard Piechowski from the management board and the appointment of Mssrs David Parry, Paul Wright and Trevor Brannan to the management board; and

3.2.2 the adoption of certain amendments to the Amended and Restated Limited Liability Agreement of TNS-NFO LLC dated as of November 12, 2003 (the "LLC Agreement") providing for such change in residency (including, without limitation, a requirement that all board meetings of TNS-NFO LLC be carried on in the UK)

F/N: 82-4668

4 **Resolution**

After due and careful consideration, **IT WAS RESOLVED** that:

4.1 The Company, as the sole shareholder of TNS-NFO LLC, hereby affirms, in accordance with the recommendations of the TNS-NFO LLC board with regard to the change in residency, that:

4.1.1 The principal place of business of TNS-NFO LLC shall be Westgate, London W5 1UA, United Kingdom, effective as of the date of this meeting; and

4.1.2 Any and all Board Members of TNS-NFO LLC elected prior to the date hereof are removed as of the date hereof; and

4.1.3 Each of Mssrs David Parry, Paul Wright and Trevor Brannan are elected as of the date hereof to be the Board Members of TNS-NFO LLC to hold their respective positions until their respective successors are chosen and qualified or until their earlier resignation, removal from office, or death; and

4.1.4 The adoption of the amendments to the LLC Agreement, in the form attached hereto as Exhibit A.

4.2 David Parry shall be permitted to take whatever actions he deems necessary in his sole discretion by and on behalf of the Company to register TNS-NFO LLC as a UK entity, to fill in and submit such forms as are necessary to effect this to HM Revenue and Customs and to otherwise implement the foregoing resolutions.

5 **Close of the meeting**

There being no further business, the chairman declared the meeting closed.

....

Chairman of the meeting

F/N:82-4668

TNS-NFO LLC
(the "**Company**")

Minutes of a meeting of the Board
held at Westgate, London W5 1UA, United Kingdom
on 22 July 2005 at 9.55 am/pm

PRESENT: David Parry
Trevor Brannan
Paul Wright

IN ATTENDANCE:

---

1 **Chairman**

IT WAS RESOLVED that David Parry be and hereby is appointed chairman of the meeting and Secretary

2 **Notice and quorum**

The chairman reported that notice of the meeting had been given to all those entitled to receive the same and noted that the quorum necessary for a meeting of the Board was present.

3 **Purpose of the meeting**

3.1 It was noted that the purpose of the meeting was to authorize David Parry, by and on behalf of the Company, to take any and all actions necessary to formalize the change in residency of the Company to the United Kingdom.

4 **Resolution**

After due and careful consideration, **IT WAS RESOLVED** that:

4.1 David Parry shall be permitted to take whatever actions he deems necessary in his sole discretion by and on behalf of the Company to register the Company as a UK entity and to fill in and submit such forms as are necessary to effect this to HM Revenue and Customs.

5 **Close of the meeting**

There being no further business, the chairman declared the meeting closed.

D. Parry
....
Chairman of the meeting

Exhibit A

Amendment to LLC Agreement

[see attached]

F/N: 82-4668

AMENDMENT TO THE
AMENDED AND RESTATED LIMITED LIABILITY AGREEMENT OF
TNS-NFO LLC

This AMENDMENT TO THE AMENDED AND RESTATED LIMITED LIABILITY AGREEMENT (this "***Amendment***"), is made and entered into this 22nd day of July, 2005, by TNS-NFO Finance LLC, a Delaware limited liability company as the sole shareholder (the "***Shareholder***") of TNS-NFO LLC (the "***Company***"). Unless otherwise defined herein, capitalized terms used herein shall have the meanings assigned in the LLC Agreement (defined below).

BACKGROUND:

WHEREAS, the Shareholder is the sole shareholder of the Company; and

WHEREAS, the Shareholder is party to the Amended and Restated Limited Liability Company Agreement dated as of November 12, 2003, as amended from time to time (the "***LLC Agreement***"); and

WHEREAS, the Shareholder has determined, as of the date hereof, that for ease of financial and tax administration, the Company should become resident of the United Kingdom; and

WHEREAS, in connection with the change of residency of the Company, the Shareholder desires to make certain amendments to the LLC Agreement.

NOW, THEREFORE, intending to be legally bound, the Shareholder hereby amends the LLC Agreement as follows:

ARTICLE I
AMENDMENTS TO LLC AGREEMENT

1.1. Section 2.4. Section 2.4 is hereby deleted in its entirety and the following is inserted in its stead:

> "**Section 2.4. Office**. The principal place of business of the Company shall be Westgate, London W5 1UA, United Kingdom. The Board may change the principal place of business of the Company in its sole discretion; provided that the principal place of business shall not be changed to a location outside of the United Kingdom without the consent of the Shareholders. The company may have, in addition to such office, such other offices and places of business at such locations within the United Kingdom as the Board may from time to time determine."

1.2. Section 5.5. The fourth and fifth sentences of Section 5.5 are hereby deleted and the following is inserted in its stead:

> "All Board Members shall be residents of the United Kingdom. If any Board Member ceases to be a resident of the United Kingdom, he shall be deemed disqualified and removed as a Board Member immediately upon such change in residency."

1.3. Section 5.8. Section 5.8 is hereby deleted in its entirety and the following is inserted in its stead:

F/N: 82-4668

"**Section 5.8. Meetings.** All meetings of the Board shall be held in the United Kingdom on such date and at such time and place as shall be determined by the person calling the meeting. A meeting of the Board may be called only by a Board Member. Notice of meetings shall be given to all Board Members at least 24 hours prior to the time of the meeting. Except as otherwise provided by statute, and any all business may be transacted at any meeting."

1.4. Section 6.3. Section 6.3 is hereby deleted in its entirety and the following is inserted in its stead:

"**Section 6.3. Tax Returns.** The Board shall prepare and timely file or cause to be prepared and timely filed all tax or information returns (whether foreign or domestic), reports and filings as may be required as a result of the business of the Company, and the Board shall cause to be delivered to each Person who was a Shareholder at any time during the prior fiscal year such information, if any, with respect to the Company as may be necessary for the preparation of each Shareholder's tax or information returns (whether foreign or domestic), including a statement showing each Shareholder's share of Profits and Losses and credits for such fiscal year."

ARTICLE II
GENERAL PROVISIONS

2.1. Agreement to Amend LLC Agreement. Shareholder hereby agrees that by execution of this Amendment, it affirmatively votes in favor of the amendments to the LLC Agreement contemplated hereby and in favor of the adoption of this Amendment as required by Section 5.3 of the LLC Agreement.

2.2. Confirmation of LLC Agreement. Except as expressly amended and modified by this Amendment or another properly executed amendment, the LLC Agreement is hereby ratified and confirmed and shall continue in full force and effect in accordance with its terms.

IN WITNESS WHEREOF, the Shareholder has executed this Amendment to the LLC Agreement on the date first above written.

TNS-NFO FINANCE LLC

By: [signature]
Name: David Parry
Title: Manager

F/N: 82-4668

Companies House — for the record —

BR1

CHWP000

This form should be completed in black.

Return delivered for registration of a branch of an oversea company

(Pursuant to Schedule 21A, paragraph 1 of the Companies Act 1985)

For office use only CN	BN

Corporate name (name in parent state) (See note 5): TNS-NFO LLC

Business name (if different to corporate name):

Country of Incorporation: United States of America

Identity of register (if applicable): Secretary of State of the State of Delaware

and registration no. 3715647 8100

Legal form (See note 3): Limited by Shares

[1] See note 2

PART A - COMPANY DETAILS [1]

* State whether the company is a credit or financial institution

* Is the company subject to Section 699A of the Companies Act 1985?

YES [✓] [ ] **NO**

(1) These boxes need not be completed by companies formed in EC member states

Governing law (See note 4): Delaware Limited Liability Company Act

Accounting requirements

Period for which the company is required to prepare accounts by parent law. from N/A to N/A

Period allowed for the preparation and public disclosure of accounts for the above period N/A months

(04/02)

F/N: 82-4668

(2) This box need NOT be completed by companies from EC member states, OR where the constitutional documents of the company already show this information.

Address of principal place of business in home country	Corporation Trust Center, 1209 Orange Street, Wilmington County of New Castle, Delaware 19801
Objects of company	Investment Company
Issued share capital	1 Dollar **Currency** US Dollar

Company Secretary(ies) (See note 10)

Name

* Style / Title Mr

Forenames Trevor Francis

Surname Brannan

* Voluntary details

* Honours etc.

Previous Forenames

Previous surname

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, give the registered or principal office address. ☐

Address ††

Post town 25 Gordon House, Western Avenue, Ealing

County / Region London

Postcode W5 1UA Country UK

Company Secretary(ies) (See note 10)

Name

* Style / Title

Forenames

Surname

* Voluntary details

* Honours etc.

Previous Forenames

Previous surname

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, give the registered or principal office address ☐

Address ††

Post town

County / Region

Postcode Country

(You may photocopy this page if required)

F/N: 82-4668

Directors

(See note 10)

Name

* Style / Title: Mr

Forenames: Paul Simon Kent

Surname: Wright

* Voluntary details

* Honours etc.:

Previous Forenames:

Previous surname:

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, give the registered or principal office address ☐

Address ††

Post town: Lees Rigg, Green North Side, Jordans, Beaconsfield

County / Region: Buckinghamshire

Postcode: HP9 2SX   Country: United Kingdom

	Day	Month	Year
Date of Birth	0 2	1 2	1 9 5 7

Nationality: British

Business Occupation: Solicitor

Other Directorships: Please see attached schedule

SCOPE OF AUTHORITY

Give brief particulars of the extent of the powers exercised. (e.g. whether they are limited to powers expressly conferred by the instrument of appointment; or whether they are subject to express limitations.) Where the powers are exercised jointly give the name(s) of the person(s) concerned. You may cross refer to the details of person(s) disclosed elsewhere on the form.

The extent of the authority to represent the company is :- (give details)
Full authority to represent the company

These powers :-

\# ☑ May be exercised alone

OR

\# ☐ Must be exercised with :- (Give name(s) of co-authorised person(s))

\# Mark box(es) as appropriate

(You may photocopy this page as required)

F/N: 82-4668

Directors

(See note 10)

Name

* Voluntary details

* Style / Title	Mr
Forenames	David
Surname	Parry
* Honours etc.	
Previous Forenames	
Previous surname	

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, give the registered or principal office address

Address ††

Post town	63 Kestrel Way, Aylesbury
County / Region	Buckinghamshire
Postcode	HP19 OGH
Country	United Kingdom

Date of Birth (Day | Month | Year): 2 5 | 0 1 | 1 9 6 4

Nationality British

Business Occupation Accountant

Other Directorships Please see attached schedule

SCOPE OF AUTHORITY

Give brief particulars of the extent of the powers exercised. (e.g. whether they are limited to powers expressly conferred by the instrument of appointment; or whether they are subject to express limitations.) Where the powers are exercised jointly give the name(s) of the person(s) concerned. You may cross refer to the details of person(s) disclosed elsewhere on the form.

The extent of the authority to represent the company is :- (give details)

Full authority to represent the company

These powers :-

Mark box(es) as appropriate

[x] May be exercised alone

OR

[ ] Must be exercised with :-

(Give name(s) of co-authorised person(s))

(You may photocopy this page as required)

F/N: 82-4668

Constitution of company

(See notes 6 to 9)

Mark box(es) as applicable

* Delete as applicable

[✔] A certified copy of the instrument constituting or defining the constitution of the company
AND
[ ] * A certified translation

* is / are delivered for registration

AND/OR

A certified copy of the constitutional documents and latest accounts of the company, together with a certified translation of them if they are not in the English language, must accompany

[ ] A copy of the latest accounts of the company
AND N/A
[ ] * A certified translation

* is / are delivered for registration

AND/OR

The company may rely on constitutional and accounting documents previously filed in respect of another branch registered in the United Kingdom.

[ ] The Constitutional documents (* and certified translations)
AND / OR
[ ] The latest accounts (* and certified translations)

of the company were previously delivered on the registration of the branch of the company at :-

Cardiff [ ] Edinburgh [ ] Belfast [ ]

Registration no. [ ]

AND/OR

The company may rely on particulars about the company previously filed in respect of another branch in that part of Great Britain, provided that any alterations have been notified to the Registrar.

[ ] the particulars about the company were previously delivered in respect of a branch of the company registered at THIS registry.

Registration no. [ ]

AND/OR

The company may also rely on constitutional documents and particulars about the company officers previously filed in respect of a former Place of Business of that company, provided that any alterations have been notified to the Registrar. [ ]

NOTE :- In all cases, the registration number of the branch or place of

[ ] The Constitutional documents (* and certified translation)
AND / OR
[ ] Particulars of the current directors and secretary(ies)

were previously delivered in respect of a place of business of the company registered at THIS registry.

Registration no. [ ]

F/N:82-4668

PART B - BRANCH DETAILS

Persons authorised to represent the company or accept service of process

Give details of all persons who are authorised to represent the company as permanent representatives of the company in respect of the business of the branch.
Give details also of all persons resident in Great Britain, who are authorised to accept service or process on the company's behalf.

* Delete as appropriate

SCOPE OF AUTHORITY

(This part does not apply to a person only authorised to accept service on behalf of the company)

Give brief particulars of the extent of the powers exercised. (e.g. whether they are limited to powers expressly conferred by the instrument of appointment; or whether they are subject to express limitations.) Where the powers are exercised jointly give the name(s) of the person(s) concerned. You may cross refer to the details of person(s) disclosed elsewhere on the form.

Mark box(es) as appropriate

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, give the registered or principal office address. ☐

* Style / Title Mr

Forenames Paul Simon Kent

Surname Wright

Address †† Lees Rigg, Green North Road, Jordans

Post town Beaconsfield

County / Region Buckinghamshire Postcode HP9 2SX

Is # ☑ Authorised to accept service of process on the company's behalf

* AND/OR

Is # ☑ Authorised to represent the company in relation to that business

The extent of the authority to represent the company is :- (give details)

Full authority to represent the company

These powers :-

☑ May be exercised alone

OR

☐ Must be exercised with :-

(Give name(s) of co-authorised person(s))

F/N: 82-~~[illegible]~~ 4668

Persons authorised to represent the company or accept service of process

Give details of all persons who are authorised to represent the company as permanent representatives of the company in respect of the business of the branch.
Give details also of all persons resident in Great Britain, who are authorised to accept service or process on the company's behalf.

* Delete as appropriate

SCOPE OF AUTHORITY

(This part does not apply to a person only authorised to accept service on behalf of the company)

Give brief particulars of the extent of the powers exercised. (e.g. whether they are limited to powers expressly conferred by the instrument of appointment; or whether they are subject to express limitations.)
Where the powers are exercised jointly give the name(s) of the person(s) concerned. You may cross refer to the details of person(s) disclosed elsewhere on the form.

Mark box(es) as appropriate

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, give the registered or principal office address. ☐

(You may photocopy this page as required)

* Style / Title Mr

Forenames Trevor Francis

Surname Brannan

Address †† 25 Gordon House, Western Avenue

Ealing

Post town London

County / Region ______ Postcode W5 1UA

Is # ☑ Authorised to accept service of process on the company's behalf

* AND/OR

Is # ☑ Authorised to represent the company in relation to that business

The extent of the authority to represent the company is :- (give details)

Full authority to represent the company

These powers :-

☑ May be exercised alone

OR

☐ Must be exercised with :-

(Give name(s) of co-authorised person(s))

F/N: 82-4668

Address of branch
(See note 11)

Address TNS House, Westgate

Post town London

County / Region ______ Postcode W5 1UA

Branch Details
(See note 12)

	Day	Month	Year
Date branch opened	22	07	2005

Business carried on at branch Investment company

SIGNATURE

Signed [signature]
(* Director / Secretary / Permanent representative)

Date 9/8/2005

This form contains ......2...... continuation sheets.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Name Sofia Bernsand, Company Secretarial Department

Address C/O Taylor Nelson Sofres plc

TNS House, Westgate, London

Postcode W5 1UA

Telephone 0208 967 2230 Extension ______

When completed, this form together with any enclosures should be delivered to the Registrar of Companies at

For branches established in England and Wales

Companies House
Crown Way
Cardiff
CF14 3UZ

DX 33050 Cardiff

For branches established in Scotland

Companies House
37 Castle Terrace
Edinburgh
EH1 2EB

DX 235 Edinburgh
or LP - 4 Edinburgh 2

F/N: 82-4666

Directors

(See note 10)

Name

* Voluntary details

* Style / Title Mr

Forenames Trevor Francis

Surname Brannan

* Honours etc.

Previous Forenames

Previous surname

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, give the registered or principal office address [ ]

Address ††

Post town 25 Gordon House, Western Avenue, Ealing

County / Region London

Postcode W5 1UA Country United Kingdom

	Day	Month	Year
Date of Birth	0 9	0 2	1 9 6 3

Nationality British

Business Occupation Solicitor

Other Directorships TNS Kappa Limited, TNS-NFO Finance LLC (UK Branch)

SCOPE OF AUTHORITY

Give brief particulars of the extent of the powers exercised. (e.g. whether they are limited to powers expressly conferred by the instrument of appointment; or whether they are subject to express limitations.) Where the powers are exercised jointly give the name(s) of the person(s) concerned. You may cross refer to the details of person(s) disclosed elsewhere on the form.

The extent of the authority to represent the company is :- (give details)
Full authority to represent the company

Mark box(es) as appropriate

These powers :-

\# [✓] May be exercised alone

OR

\# [ ] Must be exercised with :-
(Give name(s) of co-authorised person(s))

(You may photocopy this page as required)

F/N: 82-4668

PART B - BRANCH DETAILS

Persons authorised to represent the company or accept service of process

Give details of all persons who are authorised to represent the company as permanent representatives of the company in respect of the business of the branch.
Give details also of all persons resident in Great Britain, who are authorised to accept service or process on the company's behalf.

* Delete as appropriate

SCOPE OF AUTHORITY

(This part does not apply to a person only authorised to accept service on behalf of the company)

Give brief particulars of the extent of the powers exercised. (e.g. whether they are limited to powers expressly conferred by the instrument of appointment; or whether they are subject to express limitations.)
Where the powers are exercised jointly give the name(s) of the person(s) concerned. You may cross refer to the details of person(s) disclosed elsewhere on the form.

Mark box(es) as appropriate

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, give the registered or principal office address. ☐

* Style / Title Mr

Forenames David

Surname Parry

Address †† 63 Kestrel Way, Aylesbury

Post town Aylesbury

County / Region Buckinghamshire Postcode HP19 OGH

Is # ☑ Authorised to accept service of process on the company's behalf

* AND/OR

Is # ☑ Authorised to represent the company in relation to that business

The extent of the authority to represent the company is :- (give details)

Full authority to represent the company

These powers :-

☑ May be exercised alone

OR

☐ Must be exercised with :-

(Give name(s) of co-authorised person(s))

David Parry

Directorships Report

All Directorships Held
As At and After

Person Details

Name: **David Parry**
QuickRef: PARRY-D
Occupation: Accountant
Nationality: British
Date of Birth: 25/01/1964

Addresses

Home	Work
63 Kestrel Way Aylesbury Buckinghamshire HP19 0GH	

Directorships

Company Name	O/S	Appointed
Aidcom Technology Limited		06/09/2004
MRM Distributions Limited		06/09/2004
Opinion Research Limited		06/09/2004
Professional Perspectives Limited		06/09/2004
Taylor Nelson Sofres BV	X	
Taylor Nelson Sofres Group Spain SL	X	18/03/2003
Taylor Nelson Sofres Poland Sp.z o.o	X	02/10/2001
Taylor Nelson Sofres SA	X	17/12/2001
TNS Enternainment Group Inc	X	15/08/2004
TNS IOTA Ltd		28/01/2005
TNS Kappa Limited		21/03/2005
TNS Luxembourg Alpah S.a.r.l.	X	18/05/2000
TNS Luxembourg Beta S.a.r.l.	X	18/05/2000
TNS Luxembourg Delta S.a.r.l.	X	18/05/2000
TNS Luxembourg Epsilon S.a.r.l.	X	09/04/2001
TNS Marketing Limited		06/09/2004
TNS Nectar UK Limited		29/07/2005
TNS NFO Finance LLC	X	15/08/2004
TNS Overseas Holdings (Alpha) Limited		31/03/2000
TNS Overseas Holdings (Beta) Limited		31/03/2000
TNS Overseas Holdings (Delta) Limited		05/04/2000
TNS Overseas Holdings (Epsilon) Limited		28/04/2000
TNS Overseas Holdings (Gamma) Limited		31/03/2000
TNS Overseas Holdings (Zeta) Limited		12/03/2001

F/N:82-4668

Paul Simon Kent Wright

Directorships Report

All Directorships Held
As At and After

Person Details

Name: **Paul Simon Kent Wright**
QuickRef: WRIGHT-PSK
Occupation: Solicitor
Nationality: British
Date of Birth: 02/12/1957

Addresses

Home	Work
Lees Rigg Green North Road Jordans Beaconsfield Buckinghamshire HP9 2SX United Kingdom	

Directorships

Company Name	O/S	Appointed
Applied Research & Communications Limited		22/07/2003
BJM Research and Consultancy Limited		22/07/2003
Choicethink (1995) Limited		04/09/2004
City Research Associates Limited		22/07/2003
City Research Group Limited		22/07/2003
Infratest Burke Asia Pacific Limited		22/07/2003
Infratest Burke Core Company Limted		22/07/2003
Infratest Burke Group Limited		22/07/2003
Infratest Burke International Services Limited		22/07/2003
Infratest Burke Ltd		22/07/2003
Market Behaviour Limited		22/07/2003
Marketing Blueprint Limited		22/07/2003
Media Vision Research Limited		31/12/2000
MRM Distributions Limited		21/02/2005
NFO European Access Panels Limited		22/07/2003
NFO Worldgroup Limited		22/07/2003
NFO Worldwide Limited		22/07/2003
Opinion Research Limited		05/03/2002
Parker Bishop Limited		06/09/2004
Public Attitude Surveys Holdings Limited		22/07/2003
Public Attitude Surveys Limited		22/07/2003
S R Packaging Ltd		31/12/2000
Scher International Limited		21/02/2005
Specialist People Resources Limited		21/02/2005
Strategic Marketing Consultancy Limited		22/07/2003
System Three (Scotland) Limited		22/07/2003
Taylor Nelson AGB Limited		31/12/2000
Taylor Nelson Sofres Services Limited		06/09/2004
Taylor Nelson Sofres Sverige AB	X	25/10/2001
Teledynamics Limited		06/09/2004
The Customer Equity Company (SA) (PTY) Limited	X	27/03/2001

Paul Simon Kent Wright

Directorships Report

Company Name	O/S	Appointed
The Customer Equity Company Limited		20/03/2001
The MBL Group Limited		22/07/2003
TNS (USA) Corp.	X	15/08/2004
TNS Asia Holdings Limited		15/06/2005
TNS Dollar Finance Limited		04/10/2002
TNS Field Limited		06/09/2004
TNS Nectar UK Limited		29/07/2005
TNS NFO Finance LLC	X	15/08/2004
TNS Overseas Holdings (Alpha) Limited		31/03/2000
TNS Overseas Holdings (Beta) Limited		31/03/2000
TNS Overseas Holdings (Delta) Limited		05/04/2000
TNS Overseas Holdings (Epsilon) Limited		28/04/2000
TNS Overseas Holdings (Gamma) Limited		31/03/2000
TNS Overseas Holdings (Zeta) Limited		12/03/2001
TNS Sport Limited		16/06/2005
W.H.F. (Southern) Limited		21/02/2005

F/N: 82-4668

TNS House
Westgate
London
W5 1UA

t +44 208 967 2230
f +44 208 967 1446
sofia.bernsand@tns-global.com

Sofia Bernsand
Company Secretarial Assistant

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

Via Securicor Diamond

11 August 2005

Dear Sir/Madam

Form 225

Please find enclosed a signed Forms 225c in regards to changing the accounting reference date for TNS-NFO UK Limited. Please note that we have recently submitted the documents to change this company's name from TNS Nectar UK Limited to TNS-NFO UK Limited

Please acknowledge that the documents have been successfully accepted for Companies House filing purposes by stamping and returning the enclosed duplicates of this letter in the enclosed stamped addressed envelopes.

Yours faithfully

Sofia Bernsand
Company Secretarial Assistant

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States

F/N: 82-4668

Companies House
— for the record —

225

Change of accounting reference date

Please complete in typescript, or in bold black capitals
CHWP000

Company Number 5522068

Company Name in Full TNS-NFO UK Limited

	Day	Month	Year
The accounting reference period ending	3 1	0 7	2 0 0 6

is **shortened** ☐ **extended** ☑ so as to end on

Day	Month	Year
3 1	1 2	2 0 0 6

please tick appropriate box

NOTES

You may use this form to change the accounting date relating to either the current or the immediately previous accounting period.

a. You **may not** change a period for which the accounts are already overdue.

b. You **may not** extend a period beyond 18 months unless the company is subject to an administration order.

c. You **may not** extend periods more than once in five years unless:

1. the company is subject to an administration order, or
2. you have the specific approval of the Secretary of State, (please enclose a copy), or
3. you are extending the company's accounting reference period to align with that of a parent or subsidiary undertaking established in the European Economic Area, or
4. the form is being submitted by an oversea company.

Subsequent periods will end on the same day and month in future years.

If extending more than once in five years, please indicate in the box the number of the provision listed in note c. on which you are relying. ☐

Signed [signature] Date 11/8/05

† Please delete as appropriate

† a director / secretary / administrator / administrative receiver / receiver and manager / receiver (Scotland) / person authorised on behalf of an oversea company

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Sofia Bernsand, Taylor Nelson Sofres plc
TNS House, Westagate, London, W5 1UA
Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB **DX 235 Edinburgh**
for companies registered in Scotland **or LP - 4 Edinburgh 2**

F/N: 82-4668

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 00912624

Company name in full Taylor Nelson Sofres plc

Shares allotted (including bonus shares):

	From	To
	Day Month Year	Day Month Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	01 07 2005	31 07 2005

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	79245	2042	
Nominal value of each share	5 pence	5 pence	
Amount (if any) paid or due on each share *(including any share premium)*	87 p	183 p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235**
For companies registered in Scotland Edinburgh

P/N: 02 4[illegible]

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Please see attached schedule Address: UK Postcode	Ordinary	79,245
Name: Richey Sayanthan Address: 2 Windsor Close, Northwood, Middlesex UK Postcode HA6 1PD	Ordinary	2,042
Name: Address: UK Postcode		
Name: Address: UK Postcode		
Name: Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date 17/8/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sofia Bernsand
TNS House, Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

F/N: 82-4668

Companies House — for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 00912624

Company name in full Taylor Nelson Sofres plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	01	07	2005	31	07	2005

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1502	498	1546
Nominal value of each share	5 pence	5 pence	5 pence
Amount (if any) paid or due on each share *(including any share premium)*	91 p	200 p	171 p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

C/N: 82-4668

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Stephen Ducat Address: 1 Victoria Mews, Earlsfield, London, UK Postcode: SW18 3PY	Class of shares allotted: Ordinary	Number allotted: 2,655
Name: Rossanne Lee-Bertram Address: 1 Knutscroft Lane, Thurloxton, Somerset UK Postcode: TA2 8RL	Class of shares allotted: Ordinary	Number allotted: 891
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 17/8/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sofia Bernsand
TNS House, Westgate, London
W5 1UA Tel 0208 967 2230

F/N: 82-4668.

1989 Savings Related Share Option Scheme: Nationwide - ISC							
	option holder	date of grant	date of exerci	no. options e	exercise price	exercisable	allottee
	Claire Angol	S1998	04-Jul-05	2,600	0.87	1 Jul 2005 to 31 D	self
	Pamela Baker	S1998	04-Jul-05	1,255	0.87	1 Jul 2005 to 31 D	self
	Stephanie Brown	S1998	04-Jul-05	3,317	0.87	1 Jul 2005 to 31 D	self
	Jean Burnaby	S1998	04-Jul-05	1,613	0.87	1 Jul 2005 to 31 D	self
	Angie Castro	S1998	04-Jul-05	2,600	0.87	1 Jul 2005 to 31 D	self
	David Daniel	S1998	04-Jul-05	6,634	0.87	1 Jul 2005 to 31 D	self
	Marcia Dowden	S1998	04-Jul-05	627	0.87	1 Jul 2005 to 31 D	self
	Avril Fleurs	S1998	04-Jul-05	1,972	0.87	1 Jul 2005 to 31 D	self
	Mary Elizabeth Grace	S1998	04-Jul-05	4,572	0.87	1 Jul 2005 to 31 D	self
	David Hanson	S1998	04-Jul-05	1,972	0.87	1 Jul 2005 to 31 D	self
	John Harper	S1998	04-Jul-05	1,972	0.87	1 Jul 2005 to 31 D	self
	Frank Haslam	S1998	04-Jul-05	3,317	0.87	1 Jul 2005 to 31 D	self
	John Kruk	S1998	04-Jul-05	6,634	0.87	1 Jul 2005 to 31 D	self
	Nicola Leftly	S1998	04-Jul-05	627	0.87	1 Jul 2005 to 31 D	self
	Pauline Mackey	S1998	04-Jul-05	6,634	0.87	1 Jul 2005 to 31 D	self
	Ian Macro	S1998	04-Jul-05	3,317	0.87	1 Jul 2005 to 31 D	self
	Anthony Martin	S1998	04-Jul-05	1,255	0.87	1 Jul 2005 to 31 D	self
	Edward Massey	S1998	04-Jul-05	627	0.87	1 Jul 2005 to 31 D	self
	Jayesh Mistry	S1998	04-Jul-05	717	0.87	1 Jul 2005 to 31 D	self
	David Murray	S1998	04-Jul-05	6,634	0.87	1 Jul 2005 to 31 D	self
	Michael Pettit	S1998	04-Jul-05	6,634	0.87	1 Jul 2005 to 31 D	self
	Peter Rosman	S1998	04-Jul-05	1,524	0.87	1 Jul 2005 to 31 D	self
	Jennifer Stone	S1998	04-Jul-05	6,634	0.87	1 Jul 2005 to 31 D	self
	Mark Wheatley	S1998	04-Jul-05	627	0.87	1 Jul 2005 to 31 D	self
	David Williams	S1998	04-Jul-05	1,613	0.87	1 Jul 2005 to 31 D	self
	Gracie Vankemenade	S1998	07-Jul-05	3,317	0.87	1 Jul 2005 to 31 D	self
				79,245			
	Stephen Ducat	W2003	07-Jul-05	**1,502**	0.910	early exercise	self
	Stephen Ducat	W2000	07-Jul-05	**498**	2.000	early exercise	self
	Richey Sayanthan	W2002	07-Jul-05	840	1.830	early exercise	self
	Richey Sayanthan	W2002	07-Jul-05	1,202	1.830	early exercise	self
				2,042			
	~~Shelley Randall~~	~~W2004~~	~~08-Jul-05~~	~~365~~	~~1.640~~	~~early exercise~~	~~self~~ TRUST.
	R Lee-Bertram	W2001	18-Jul-05	891	1.710	early exercise	self
	Stephen Ducat	W2001	07-Jul-05	655	1.710	early exercise	self
				1,546			